NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 13, 2013

Anu Dubey, Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust

Investment Company Act File No: 811-07963

Amendment #22-23

Dear Ms. Dubey:

We are writing to you on behalf of Nysa Series Trust (Registrant) in response to the comments received from the staff of the Division of Investment Management (Staff) on August 7, 2013, relating to our filing of Amendment #22-23 (Amendment #22-23) to the registration statement on Form N-1A of Nysa Fund, a series of the Trust (Fund).  This letter outlines the Staff’s comments, as we understand them, and our proposed responses to those comments.

We attach for your information and review, Part A (Prospectus) and Part B (Statement of Additional) information, both of which have been revised to address your comments.  Part A has been marked electronically to reflect revisions.  Part B has been marked manually to reflect those revisions made in response to your comments. We intend to file Amendment #23-24, which will include changes that are intended to address those comments, shortly under Rule 485(a), together with our request for acceleration of that amendment.

COMMENTS RELATING TO PART A (PROSPECTUS)

Comment #1

In the section captioned Fees and Expenses of the Fund, include the page number for the section of the Statement of Additional Information (SAI) to which reference is made.

Response to Comment #1

Upon our review of Item 23(a) of Form N-1A, we have determined that a description of how the Fund’s shares are offered to the public is required only to the extent that the prospectus does not do so.  Accordingly, Registrant has deleted the reference to the SAI altogether.

Comment #2

In the section captioned Fees and Expenses of the Fund, the amounts allocated to “acquired funds’ fees and expenses” should not be included in “Other Expenses.” Present the information relating to “acquired funds fees and expenses” as a separate expense category, and adjust the numbers in “Other Expenses.”

Response to Comment #2

Registrant has made the changes requested.

Comment #3

In the section captioned Fees and Expenses of the Fund, delete the following sentences from Note 1, and move the disclosure elsewhere.

Total Fund Operating Expenses in the table above do not reflect the Adviser’s voluntary waiver of a portion of the advisory fee that it was entitled to receive during the fiscal year ended March 31, 2013, whereas The Ratio of Expenses to Net Assets reflects that waiver.  Management Fees in the table above have not been restated to reflect that waiver because the Adviser is under no contractual obligation to waive any portion of its advisory fee.

Response to Comment #3

Registrant has made the changes requested.

Comment #4

In the section captioned Fees and Expenses of the Fund, delete the second expense example.

Response to Comment #4

Registrant has made the change requested.

Comment #5

In the subsection captioned Investments in Debt Securities, revise the second paragraph to include disclosure that makes it clear that these investments may include “high risk” investments such as junk bonds.

Response to Comment #5

The paragraph has been revised as follows.  The new text is underscored.

The Fund may invest up to 15% of its net assets in a variety of debt securities, some of which may be considered below “investment grade” and some of which may be unrated. These investments may include high risk investments such as “junk bonds.” Subject to the 15% limit and the limitation on investments in illiquid securities described below, the Fund may invest up to 10% of its net assets in debt securities that are rated below investment grade, unrated and/or illiquid.

Comment #6

In the subsection captioned Risks Associated with Investments in Equity Securities, revise the paragraph captioned Special Risks Associated with Investments in Small-Cap Stocks, include disclosure relating to the risks of investing in mid-cap or micro cap stocks.

Response to comment #6

The paragraph captioned Special Risks Associated with Investments in Small-Cap Stocks has been revised as set forth below. The new text is underscored. The caption has been revised to include references to Mid-Cap and Micro-Cap Stocks.

Special Risks of Investing in Mid-Cap, Small-Cap, and Micro-Cap Stocks.  The Fund buys shares in companies of all sizes, and although emphasis is placed on larger companies, small and medium sized companies may occasionally make up a significant portion of the Fund’s portfolio.  Mid-cap and small-cap companies are generally newer companies with limited operating histories.  While these stocks may offer greater opportunities for long-term capital appreciation than larger, more established companies, they involve a substantially greater risk of loss. These risks are intensified in the case of micro-cap stocks. Small-cap and micro-cap companies may have less access to financial resources and less experienced management than larger, more established companies.  Small-cap stocks may be less liquid than stocks of larger issuers.  That means that the Fund could have greater difficulty selling small-cap stocks at an acceptable price, especially in periods of market volatility. These factors increase the potential for losses to the Fund. It may take a substantial period of time before the Fund realizes a gain on an investment in a small-cap company if it realizes any gain at all.

Comment #7

In the subsection captioned Risks Associated with Investments in Debt Securities, revise the paragraph captioned Special Risks of Below Investment Grade Securities to include a reference to the high risks associated with investments in junk bonds.

Response to Comment #7

The paragraph captioned Special Risks of Below Investment Grade Securities has been revised   to include a reference to the high risks associated with investments in junk bonds.  The new text is underscored.

Special Risks of Below-Investment-Grade Securities.  Below-investment-grade debt securities , which may include “junk bonds., have a more substantial “credit risk” than investment grade debt securities.   Because the risk that the issuer might not be able to pay interest and principal when due is greater, below-investment-grade debt securities are considered “high risk” securities. The market for below-investment-grade debt securities may be less liquid and these securities may be more difficult to value or to sell at an acceptable price, especially during time of market volatility or decline.

Comment #8

In the section captioned MORE ABOUT THE FUND AND YOUR ACCOUNT, clarify whether the disclosure included in the subsection captioned The Fund’s Investment Strategies and Risks involve principal or non-principal investment strategies and risks.  To the extent that some investment strategies and risks would be characterized as “principal” rather than “non-principal,” consider whether those strategies and risks should be moved to the sections captioned Principal Investment Strategies and Principal Risks, respectively, i.e. in the section captioned FUND SUMMARY.

Response to Comment #8

Registrant has clarified that the investment strategies and risks are non-principal investment strategies and risks by deleting the word “other” from the caption.

Comment #9

Revise the section captioned Temporary Defensive Investments to include disclosure required by Instruction 7 to Item 9 of Form N-1A.

Response to Comment #9

Instruction 7 to Item 9 of Form N-1A requires that mutual funds other than money market funds disclose whether the fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, and that if a fund may do so, the fund explain the tax consequences to shareholders of increased portfolio turnover, and how the trading costs associated with a fund’s portfolio turnover may affect the fund’s performance.

Registrant has included a new subsection captioned “Portfolio Turnover” which is set forth below.

A change in the securities held by the Fund is known as “portfolio turnover.”  The Fund may engage in active and frequent trading to try to achieve its investment objective, and may have a portfolio turnover of over 100% annually.  Increased portfolio turnover may result in high brokerage fees or other transaction costs, which can reduce fund performance.  If the Fund realizes capital gains when it sells its investments, it must generally pay those gains to shareholders, thereby increasing taxable distributions.  The Financial Highlights table shows the Fund’s portfolio turnover rates in recent years.

Comment #10

Revise the third paragraph under the section captioned How to Purchase Shares to eliminate certain references (i.e. as shown in italics below.)

Shares of the Fund are sold on a continuous basis at the public offering price next determined after receipt of a purchase order by the Fund.  Purchase orders received by dealers prior to 4:00 p.m., Eastern time, on any business day and transmitted to the Transfer Agent by 5:00 p.m., Eastern time on that day, are confirmed at the public offering price next determined as of the close of the regular trading session on the New York Stock Exchange on that date.  It is the responsibility of dealers to transmit properly completed orders so that they will be received by the Transfer Agent by 5:00 p.m., Eastern Time.  Dealers may charge a fee for effecting purchase orders.  Direct purchase orders received by the Transfer Agent by 4:00 p.m. Eastern time, are confirmed at that day’s public offering price.  Direct investments received by the Transfer Agent after 4:00 p.m., Eastern Time, and orders received from dealers after 5:00 p.m., Eastern time, are confirmed at the public offering price next determined on the following business day.  The public offering price of the Fund’s shares is the next determined net asset value per share plus an initial sales charge as shown in the following table.

Response to Comment #10

Registrant has revised the third paragraph under the section captioned How to Purchase Shares to eliminate those references.  The revised paragraph is set forth below.

Shares of the Fund are sold on a continuous basis at the public offering price next determined after receipt of a purchase order by the Fund.  Purchase orders received by dealers prior to 4:00 p.m., Eastern Time, on any business day are confirmed at the public offering price next determined as of the close of the regular trading session on the New York Stock Exchange on that date.    Dealers may charge a fee for effecting purchase orders.  Direct purchase orders received by the Transfer Agent by 4:00 p.m. Eastern time, are confirmed at that day’s public offering price.  Direct investments received by the Transfer Agent after 4:00 p.m., Eastern Time, are confirmed at the public offering price next determined on the following business day.  The public offering price of the Fund’s shares is the next determined net asset value per share plus an initial sales charge as shown in the following table.

Comment #11

The subsection captioned Purchases at Net Asset Value That May Be Subject to a Contingent Deferred Sales Charge includes a reference to a contingent deferred sales charge (CDSC) that will apply to redemptions within one year following purchases of $1 million or more made without an initial sales charge.  In clued a reference to that CDSC in the fee table.

Response to Comment #11

The one percent CDSC has been added to the fee table with the following explanatory footnote:  “A contingent deferred sales charge of 1.00% applies on certain redemptions within one year following purchases of $1 Million or more made without an initial sales charge.”

COMMENTS RELATING TO PART B (STATEMENT OF ADDITIONAL INFORMATION)

Comment #12

Clarify, with respect to the ninth fundamental investment restriction relating to investments in real estate, real estate mortgage loans, oil, gas and/or other mineral exploration or development programs, that the limitation applies to both purchases and sales.

Response to Comment #12

Although Registrant cannot change its fundamental investment policies and restrictions without shareholder approval, Registrant has included the following statement in the paragraph that follows the list of fundamental investment limitations:  “The ninth investment limitation set forth above is understood to mean that the Fund will neither purchase nor sell the types of investments described therein.”

Comment #13

In connection with the disclosure relating to redemptions in kind, add disclosure to the effect that, under circumstances where portfolio information would be made available to shareholders receiving redemptions in kind, the recipient of the information would be required to maintain such information in confidence and not “trade on it.”

Response to Comment #13

The fifth paragraph under the section captioned Disclosure of Portfolio Holdings has been revised as set forth below.  The new text has been underscored.

The Fund’s shareholders may, under unusual circumstances (such as lack of liquidity in the Fund’s portfolio to meet redemptions), receive redemption proceeds of their fund shares paid as pro rata shares of securities held in the Fund’s portfolio.  In such circumstances, disclosure of the Fund’s portfolio holdings may be made to such shareholders, and such shareholders will be required to maintain any disclosures made concerning the Fund’s portfolio holdings in confidence and refrain from trading on that information.

Comment #14

In the section captioned Management of the Fund/ Oversight Role of the Board of Trustees/Board Composition and Structure, include the disclosures required by Item 17(b)(1)  and 17(b)(10) of Form N-1A.

Response to Comment #14

Registrant has included the disclosure required by Item 17(b)(1) in its Statement of Additional Information (SAI) since Form N-1A was amended to include disclosure relating to the leadership structure of the board of directors.  Registrant has revised the disclosure included under the caption Management of the Fund/ Oversight Role of the Board of Trustees/Board Composition and Structure as set forth below.

The Fund is governed by a Board of Trustees which is responsible for protecting the interests of shareholders under Massachusetts law and Federal law.  The Board is led by Mark Wadach, an independent trustee, who is not an “interested person” of the Fund as that term is defined in the Investment Company Act of 1940.  The lead Independent Trustee chairs meetings or executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas and facilitates communication among the Independent Trustees, and management. The Independent Trustees do not have counsel separate from counsel to the Fund. The Board meets periodically throughout the year to oversee the Fund’s activities, review its performance, oversee the potential conflicts of interest that could affect the Fund, and review the activities of the Adviser.

The role of the Board of Trustees in management of the Fund is oversight. The Board is assisted in its oversight role by an Audit Committee, and a Valuation Committee.

The Board of Trustees has established an Audit Committee, which oversees the Fund’s accounting and financial reporting policies, as well as the independent audit of its financial statements. Effective as of March 30, 2013, the members of the Audit Committee are Mark Wadach (Chairman) and Lawton A. Williamson, both of whom are Independent Trustees. The Audit Committee does not currently have a financial expert. The Audit Committee held four meetings during the fiscal year ended March 31, 2013.

The Board of Trustees has also established a Valuation Committee, to which the Board has delegated certain responsibilities in connection with procedures adopted by the Board that are intended to enable proper valuation of the portfolio securities of the Fund. Effective as of March 31 2013, the Valuation Committee consists of, Mark Wadach (Chairman), Lawton Williamson and Joseph Masella.  The Valuation Commitee met four times during the fiscal year ended March 31, 2013.  Mr. Williamson was elected to the Board of Directors on March 29, 2013; he did not attend any meetings of the Audit Committee or the Valuation Committee during the fiscal year ended March 31, 2013.

The Board of Trustees does not currently have a Nominating Committee or a Compensation Committee.  Nevertheless, the Board of Trustees has delegated the selection and nomination of individuals to serve as Independent Trustees to the two members of the Board who are Independent Trustees, Mark Wadach and Lawton Williamson. While the Independent Trustees have not established specific qualifications that they believe must be met by a nominee,  the Independent Trustees may consider an individual’s educational background and professional experience, and whether his or her background and experience will contribute in a significant way to the Board’s deliberations.  The Independent Trustees may consider information provided by the Adviser and its affiliates in connection with the nomination process, but is not required to do so.  With the exception of instances where shareholder approval is required to elect new Trustees, the Board of Trustees may elect new Trustees. Set forth below in the section captioned “Officers and Trustees” is a brief discussion of the experience, qualifications, attributes or skills of each member of the Board that led the Board to conclude that he should serve as a Trustee.

The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations relating to specific operational and investment functions, such as trading practices (including brokerage allocation and execution) and investment research. From time to time, the Board also receives reports from counsel regarding regulatory compliance and governance matters. The Board has adopted policies and procedures designed to address a variety of operational and compliance matters. In addition, the Adviser has adopted certain policies, procedures and controls designed to address particular risks to the Fund’s portfolio. However, the Board recognizes that it is not possible to eliminate all of the risks which might affect the Fund’s Portfolio. The Board’s oversight role does not make the Board a guarantor of the Fund’s portfolio activities.

 The 1940 Act requires that at least 40% of the Fund’s trustees  be trustees who are not “interested trustees” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Moreover, in order to rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees  must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, two-thirds of the Fund’s Trustees are Independent Trustees.

The Board has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.

Comment #15

Include the disclosures required by Item 17(b)(10) of Form N-1A.

Response to Comment #15

Item 17b(10) requires a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that each member of the board of directors should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure.  If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise and other relevant qualifications.  Registrant has included the following information under the caption Trustees and Officers:

Mr. Masella has served as a Trustee since 1997. He served as an Independent Trustee of the Fund from 1997 – October, 2011, at which time his status changed to that of an “Interested Trustee.”  Mr. Masella, who has a financial-services and legal background, spent over thirty years in various executive positions in the insurance industry. He brings integrity and a practical business perspective to the role of Trustee. In October of 2011, Mr. Masella became the Chief Executive Officer of Pinnacle Capital Management, LLC, a registered investment adviser.  Pinnacle Capital Management, LLC , a subsidiary of Pinnacle Holding Company, LLC, is an affiliate of Pinnacle Investments, LLC, the Fund’s principal underwriter.  Mr. Masella is also a director of Pinnacle Holding Company, LLC.

Mr. Wadach has also served as a Trustee since 1997. He brings integrity and a practical business perspective to the role of Trustee. Mr. Wadach was member of the Syracuse University basketball team during his undergraduate days.

On March 29, 2013, Mr. Williamson was elected to serve as an Independent Trustee, to fill the vacancy created as a result of the resignation of John Dobek on that date.  Mr. Dobek had served as an Independent Trustee since 2007.  Mr. Williamson brings integrity and substantial business experience gained in a highly regulated industry.

Comment #16

In the subsection captioned Portfolio Manager, include information required by Item 20(a)(3) relating to the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Response to Comment #16

Registrant has included the following sentence in the subsection captioned Portfolio Manager: “The single investment company portfolio for which Mr. Cuculich is responsible does not have an advisory fee based on performance.”

Comment #17

In the chart required by Item 17(a), clarify that the number of portfolios overseen applies only to the trustees (and not the officers) of the fund.

Response to Comment #17

Registrant has revised the chart required by Item 17(a) to clarify that the disclosures relating to oversight of portfolios does not apply to officers of the Fund.

Comment #18

Eliminate the duplicative chart.

Response to Comment #18

The duplicative chart has been eliminated.

Comment #19

Replace Appendix A (Bond Ratings) with a list of bond ratings that includes rating categories for below-investment grade bonds.

Response to Comment #19

Registrant has replaced Appendix A (Bond Ratings) with a list of bond ratings that includes rating categories for below-investment grade bonds.

Comment #20

In connection with description of the Underwriter, provides commission information for three years rather than two years, and state whether the underwriter is affiliated.

Response to Comment #20

Registrant has provided commission information for each of the last three fiscal years.  The Distributor’s status as a (second-tier) affiliate of Registrant has been disclosed.

If you believe that the comments received by counsel have not been characterized correctly, or that any of the responses to the various comments requires further information and/or clarification, please contact Patricia C. Foster, Esq. directly at 585-387-9000.

Very truly yours,

Pinnacle Advisors LLC

By:  /S/Robert Cuculich

       Robert Cuculich

Its:  President

CC:

Patricia C. Foster, Esq.

NYSA FUND A Series of Nysa Series Trust NYSAX Prospectus dated August __, 2013
The investment objective of Nysa Fund (the “Fund”) is to provide long-term capital growth. INVESTMENT ADVISER Pinnacle Advisors LLC 507 Plum Street Syracuse, NY 13204

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

____________________________________________________________

THE FUND SUMMARY

3

Investment Objective

3

Fees and Expenses of the Fund

3

Principal Investment Strategies

                4

Principal Risks

5

The Fund’s Past Performance

6

Investment Adviser

7

Portfolio Manager

7

Purchase and Sale of Fund Shares

7

Taxes

7

Payments to Broker Dealers and Other Financial Intermediaries

8

MORE ABOUT THE FUND AND YOUR ACCOUNT

8

About the Fund’s Investments

8

The Fund’s Investment Strategies and Risks

8

Portfolio Holdings

9

Operation of the Fund

9

Excessive Trading Policies and Procedures

               10

How to Purchase Shares

               11

How to Redeem Shares

               14

Dividends and Distributions

               15

Taxes

               16

Service Fee Plan

               16

 Other Payments to Financial Intermediaries and Service Providers

               17

Calculation of Share Price

               18

Calculation of Performance Information

               18

Financial Highlights                                                                                                                            20

Privacy Policy                                                                                                                                      21

THE FUND SUMMARY

INVESTMENT OBJECTIVE

The Fund’s investment objective is to provide long-term capital growth.

FEES  AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund.   You may qualify for sales charge discounts on purchases of $50,000 or more  through certain programs described elsewhere in this prospectus.  More information about these discounts is available from your financial professional and in the section “How to Purchase Shares” beginning on page 14 of the prospectus.

Shareholder Fees

(fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases

2.5%

(as a percentage of offering price)

Maximum Deferred Sales Charge (Load)

1.0%*

Sales Charge (Load) Imposed on Reinvested Dividends

None

Redemption Fee for Each Redemption by Wire

$20.00

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees

 1.00%

Other Expenses

3.82%

       Service Fees

                                 0.25%

 Acquired Funds Fees and Expenses

 0.15%**

Total Annual Fund Operating Expenses

                 5.22%

*A contingent deferred sales charge of 1.00% applies on certain redemptions within one year following purchases of $1 Million or more made without an initial sales charge.

**Total Fund Operating Expenses in the table above do not correlate with the Ratio of Expenses to Net Assets for the fiscal year ended March 31, 2013 as shown in the “Financial Highlights” section of this prospectus.  Total Fund Operating Expenses in the table above include “Acquired Fund Fees and Expenses” which are fees and expenses that the Fund incurs indirectly through its investments in the underlying funds in which it invests.  The Ratio of Expenses to Net Assets for the for the fiscal year ended March 31, 2013 as shown in the “Financial Highlights” section of this prospectus does not take “Acquired Fund Fees and Expenses” into account.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in shares of the Fund for the time periods indicated and that you redeem all of those shares at the end of each time period. The examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your expenses would be as follows:

1 Year

3 Years

5 Years

10 Years

$758

$1,722

$2,781

$5,284

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in the annual fund operating expenses or in the examples, affect the fund’s performance.  During the Fund’s most recent fiscal year, the Fund’s portfolio turnover rate was 194% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

Investments in Equity Securities

The Fund seeks to achieve its investment objective by investing primarily in the common stocks of publicly-traded companies. Fund shareholders will be provided with at least 60 days’ prior notice of any change in this policy.

The Adviser uses fundamental analysis to identify securities with potential for capital appreciation.  The Adviser focuses on companies projecting above average earnings and revenue growth, as compared to market averages (as represented by the S&P 500 Index). Also, the Fund invests in companies the Adviser believes to be undervalued by the current market.  The Fund buys shares in companies of all sizes, and although emphasis is placed on larger companies, small and medium sized companies may occasionally make up a significant portion of the Fund’s portfolio.  However, there is no assurance that these factors and the other characteristics that the Adviser believes favor these companies will continue in the future.

The Fund can buy stocks of companies without regard to market capitalization. Investments may be made in “micro cap” companies (having a market capitalization under $100 million), “small cap” companies (having a market capitalization between $100 million and $1 billion), “mid cap” companies (having a market capitalization between $1 billion and $5 billion) and “large cap” companies (having a market capitalization over $5 billion). Newer, small companies may offer greater opportunities for capital appreciation, but they involve a substantially greater risk of loss and price fluctuation.

The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolio from time to time as business and economic conditions and market prices may dictate and its investment policies may require.  The Fund engages in active and frequent trading of portfolio securities, especially during periods of market volatility.  The Fund has experienced exceptionally high turnover in each of its most recent fiscal years.  The transaction costs attendant to this portfolio strategy will result in increased costs to the Fund.  A high rate of portfolio turnover in any year will increase brokerage commissions paid by the Fund, thus reducing the Fund’s total return, and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders when Fund shares are held in taxable accounts.

Investments in Debt Securities

In seeking its investment objective of capital appreciation, the Fund invests mainly in equity securities.  However, from time to time, the Fund may also invest in bonds, debentures and other debt securities and instruments, some of which may be convertible into equity securities. A debt security is a security that represents the obligation of an issuer to repay money borrowed.  The terms of a debt security specify the principal amount of the indebtedness, the interest rate or discount, and the times at which payments of principal and/or interest are due.  Debt securities may include domestic and foreign corporate debt obligations; domestic and foreign government debt obligations, including U.S. government securities; mortgage related securities; asset backed securities and other debt obligations.

The Fund may invest up to 15% of its net assets in a variety of debt securities, some of which may be considered below “investment grade” and some of which may be unrated. These investments may include high risk investments such as “junk bonds.” Subject to the 15% limit and the limitation on investments in illiquid securities described below, the Fund may invest up to 10% of its net assets in debt securities that are rated below investment grade, unrated and/or illiquid.

The Fund may purchase taxable or tax-exempt debt securities. The range of debt securities that the Fund may purchase also includes residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.  The Fund may purchase debt securities without regard to their maturity.  The Fund may purchase debt securities may be callable or non-callable, may be secured or unsecured and may be rated or unrated. The Fund may also invest in zero-coupon securities.   The Fund’s investment in debt securities for which there is no active trading market is subject to the Fund’s fundamental policy that it may not invest more than 15% of its net assets in illiquid securities.

Because the Fund can invest up to 10% of its net assets in unrated or below-investment-grade securities, the Fund’s credit risks are greater than those of funds that purchase only investment-grade securities.  The 10% limitation is applied at the time of purchase and the Fund may continue to hold a security whose credit rating has been lowered, or in the case of an unrated security, after the Fund’s adviser has changed its assessment of the security’s credit quality.  As a result credit rating downgrades or other market fluctuations may cause the Fund’s holdings of below-investment-grade securities to exceed this 10% restriction for some period of time.  If the Fund has more than 10% of its net assets invested in below-investment-grade securities, the Adviser will not purchase additional below-investment-grade securities until the level of holdings in those securities no longer exceeds the limitation.

PRINCIPAL RISKS

The price of the Fund’s shares can go up and down substantially.  The value of the Fund’s investments are subject to changes in their value from a number of factors, some of which are described below.  There is also the risk that poor security selection by the Adviser will cause the Fund to underperform other funds having similar objectives. There is no assurance that the Fund will achieve its investment objective.  When you redeem your shares, they may be worth more or less than what you paid for them.  These risks mean that you can lose money by investing in the Fund.

New Portfolio Manager.  Effective as of February 1, 2013, Robert Cuculich, an employee of Pinnacle Advisors LLC, the Fund’s Adviser and Pinnacle Investments, LLC, the Fund’s principal underwriter, replaced Michael Samoraj as Portfolio Manager. Mr. Cuculich is solely and primarily responsible for the day-to-day management of the Fund’s portfolio.  In connection with his duties as Portfolio Manager, Mr. Cuculich is responsible for analyzing which securities are eligible for purchase by the Fund and making decisions to purchase and/or sell portfolio securities in accordance with the Fund’s investment objective and policies. Although Mr. Cuculich has managed client accounts on a non-discretionary basis for 32 years, he has no previous experience managing investment company portfolios. Mr. Cucuich allocates his time among his portfolio management responsibilities and his other responsibilities.  His multiple roles could result in conflicts of interest between his responsibilities to the Fund and his responsibilities to retail customers of the Underwriter.   Investors are encouraged to take into account the risks attendant to Mr. Cuculich’s limited portfolio management experience before investing in the Fund.

Risks Associated with Investments in Equity Securities

Risks of Investing in Stocks.  Stocks fluctuate in price and their short-term volatility at times may be substantial.  The return on and value of an investment in the Fund will fluctuate in response to stock market movements generally. Investments in common stocks are subject to market risks and fluctuations in value due to changes in earnings, economic conditions and other factors beyond the control of the Adviser.  As a result, there is a risk that you could lose money by investing in the Fund.

Special Risks of Investing in Growth Stocks.  Stocks of growth companies may be more volatile than other stocks.  Their stocks may be less liquid than those of larger issuers. That means that the Fund could have greater difficulty selling the securities of a smaller issuer at an acceptable price, especially in periods of market volatility.   That factor increases the potential for losses to the Fund.

Special Risks of Investing in Mid-Cap, Small-Cap, and Micro-Cap Stocks.  The Fund buys shares in companies of all sizes, and although emphasis is placed on larger companies, small and medium sized companies may occasionally make up a significant portion of the Fund’s portfolio.  Mid-cap and small-cap companies are generally newer companies with limited operating histories.  While these stocks may offer greater opportunities for long-term capital appreciation than larger, more established companies, they involve a substantially greater risk of loss. These risks are intensified in the case of micro-cap stocks. Small-cap and micro-cap companies may have less access to financial resources and less experienced management than larger, more established companies.  Small-cap stocks may be less liquid than stocks of larger issuers.  That means that the Fund could have greater difficulty selling small-cap stocks at an acceptable price, especially in periods of market volatility. These factors increase the potential for losses to the Fund. It may take a substantial period of time before the Fund realizes a gain on an investment in a small-cap company if it realizes any gain at all.

Risk of Non-Diversification. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.  These fluctuations, if significant, may affect the performance of the Fund.

Risks Associated with Investments in Debt Securities

In general, debt securities including both taxable and tax-exempt securities, are subject to the following risks:

Credit Risk.  Credit Risk is the risk that the issuer of a security might not make interest or principal payments on the security as they become due.  If the issuer fails to pay interest, the Fund’s income might be reduced, and if the issuer fails to pay interest or repay principal, the value of the security might fall.  A downgrade in the issuer’s credit rating or other adverse credit information about an issuer can reduce the market value of the issuer’s securities.

Interest Rate Risk.  Interest rate risk refers to the fluctuations in value of a debt security resulting from the relationship between price and yield.  An increase in general interest rates will tend to reduce the market value of already-issued debt securities and a decline in general interest rates will tend to increase their value.  Debt securities with longer maturities are usually subject to greater fluctuations from interest rate changes than obligations having shorter maturities.  Fluctuations in the market valuations of debt securities may affect the value of Fund assets.

Prepayment Risk.  Certain fixed-income securities (in particular mortgage-related securities) are subject to the risk of unanticipated prepayment. That is the risk that when interest rates fall, the issuer will repay the security prior to the security’s expected maturity.  The Fund may need to reinvest the proceeds at a lower interest rate, thereby reducing its income.  Securities subject to prepayment risk generally offer less potential for gains when prevailing interest rates fall.  If the Fund buys those securities at a premium, accelerated prepayments on those securities could cause it to lose a portion of its principal investment represented by the premium.  The impact of prepayments on the price of a security may be difficult to predict and may increase the security’s price volatility.

Extension Risk.  If Interest rates rise rapidly, repayments of principal on certain debt securities may occur at a rate that is slower than expected, and the expected maturity of those securities could lengthen as a result.  Those securities generally have a greater potential for loss when prevailing interest rates rise, which could cause their value to call sharply.

Event Risk.  If an issuer of debt securities is the subject of a buyout, debt restructuring, merger, or recapitalization that increases its debt load, it could interfere with its ability to make timely payments of interest and principal and cause the value of its securities to fall.

Special Risks of Below-Investment-Grade Securities.  Below-investment-grade debt securities , which may include “junk bonds.,have a more substantial “credit risk” than investment grade debt securities.   Because the risk that the issuer might not be able to pay interest and principal when due is greater, below-investment-grade debt securities are considered “high risk” securities. The market for below-investment-grade debt securities may be less liquid and these securities may be more difficult to value or to sell at an acceptable price, especially during time of market volatility or decline.

Risks of Securities Issued with Call Features.  Certain debt securities are issued with a “call” feature which permits the issuer to redeem the security prior to the expected maturity date.  Under circumstances where the issuer calls the security prior to its expected maturity date, the Fund may need to reinvest the proceeds at a lower interest rate, thereby reducing its income.

Special Risks of Derivative Instruments.  Investments in derivatives involve significant risks.  Derivatives may be more volatile than other types of investments, may require the payment of premiums, can increase portfolio turnover, may be illiquid, and may not perform as expected.  Derivatives are subject to counterparty risk and the Fund may lose money on a derivative investment if the issuer or counterparty fails to pay the amount due.  Some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment.  Derivative transactions may require the payment of premiums and can increase portfolio turnover. As a result of these risks, the Fund could realize little or no income or lose money from its investment, or a hedge might be unsuccessful.

Risks of Zero-Coupon Securities.  The Fund can invest in zero-coupon securities.  These debt securities do not pay interest prior to their maturity date or else they do not start to pay interest at a stated coupon rate until a future date.  They are issued and traded at a discount from their face amount.  The discount varies as the securities approach their maturity date (or the date interest payments are scheduled to begin).  When interest rates change, zero-coupon securities are subject to greater fluctuation in their value than securities that pay current interest.  The Fund accrues interest on zero-coupon securities as tax-free income on a current basis.  The Fund may have to pay out the imputed income on zero-coupon securities without receiving actual cash payments currently.

Special Risks of Illiquid Securities.  Investments in illiquid securities carry special risks because there is no trading market for such securities, making it difficult to value them or dispose of them promptly at an acceptable price. The Adviser monitors holdings of illiquid securities on an ongoing basis.

Documentation Risk.  Investments in securities that involve the securitization of specific assets or other securities carry the risk that the holder  may be unable to establish ownership of or a claimed interest in the assets and other securities as a result of inadequate record-keeping for or improper documentation of the ownership of or claimed interest in the specific assets or other securities.

Who Is the Fund Designed For?

The Fund is designed primarily for investors seeking capital growth over the long term.  Those investors should be willing to assume the risks of short-term share price fluctuations and losses that are typical for a fund focusing on stocks of issuers regardless of market capitalization. Fund is not designed for investors needing current income.  The Fund is not a complete investment program.  You should carefully consider your own investment goals and risk tolerance before investing in the Fund.

THE FUND’S PAST PERFORMANCE

The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for one, five and ten years compare to those of a broad-based securities market index.  How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  More recent performance is available by calling the toll-free number on the back of this prospectus.

The impact of sales charges is not reflected in the bar chart.  If reflected, returns would be less than those shown.

During the period shown in the bar chart, the highest return for a quarter was 26.00% during the quarter ended June 30, 2003, and the lowest return for a quarter was -11.88% during the quarter ended June 30, 2012.  The Fund’s year-to-date cumulative return through June 30, 2013 is 13.30%. .

The following table shows the average annual total returns for the Fund’s shares.  After-tax returns are calculated using the highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes.  Your actual after-tax returns, depending on your individual tax situation, may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Average Annual Total Returns

Average Annual Total Returns

(For Periods Ended December 31, 2012)

	One Year	Five Years	Ten Years

Return Before Taxes	-13.03%	-7.09%	1.20%
Return After Taxes on Distributions	-13.03%	-7.09%	1.20%
Returns After Taxes on Distributions and Sale of Fund Shares	-11.05%	-5.88%	1.03%
Standard & Poor’s 500 Index	16.00%	1.66%	7.09%
(Reflects no deduction for fees, expenses or taxes)

The returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares.  The Fund’s performance is compared to the Standard and Poor’s 500 Index, an unmanaged index of 500 widely held domestic common stocks.  The index performance includes reinvestment of income, but does not reflect transaction costs, fees, expenses or taxes.  The Fund’s investments vary from those in the index.

INVESTMENT ADVISER

Pinnacle Advisors LLC is the Fund’s investment adviser (“Adviser”).

PORTFOLIO MANAGER

Effective as of February 1, 2013, Robert Cuculich replaced Michael Samoraj as portfolio manager of the Fund.

PURCHASE AND SALE OF FUND SHARES

In most cases, you can buy Fund shares with a minimum initial investment of $1,000 and make additional investments of $250.00.  For certain retirement accounts, the minimum initial investment is $250.00.  The Fund may, in the Adviser’s sole discretion, accept certain accounts with less than the stated minimum initial investment.

Shares may be purchased through a financial intermediary or the distributor or redeemed through a financial intermediary or the transfer agent on days the New York Stock Exchange is open for trading.

TAXES

If your shares are not held in a tax-deferred account, Fund distributions are subject to federal income tax as ordinary income or as capital gains and they may also be subject to state or local taxes. “Fund distributions may be taxable upon withdrawal from tax deferred accounts.”

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund, the Adviser or their related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

MORE ABOUT THE FUND AND YOUR ACCOUNT

ABOUT THE FUND’S INVESTMENTS

The allocation of the Fund’s portfolio among different types of investments will vary over time and the Fund’s portfolio might not always include all of the different types of investments described below.  The Statement of Additional Information contains more detailed information about the Fund’s investment policies and risks.

THE FUND’S INVESTMENT STRATEGIES AND RISKS

The Fund seeks to achieve its investment objective by investing primarily in common stocks of publicly-traded companies.  Realization of current income will not be a significant investment consideration and any such income realized should be considered incidental to the Fund’s objective.

The Fund’s Board of Trustees can change non-fundamental investment policies without shareholder approval.  Significant changes will be described in amendments to this Prospectus and shareholders will receive at least 60 days’ prior notice of any change in the Fund’s investment policies as described herein under the caption “The Fund’s Principal Investment Strategies and Risks.” Fundamental policies cannot be changed without the approval of a majority of the Fund’s outstanding shares as defined by the Investment Company Act of 1940, as amended (“1940 Act”).  The Fund’s investment objective is a fundamental policy.  Other investment restrictions that are fundamental policies are listed in the Statement of Additional Information.  An investment policy is not fundamental unless this Prospectus or the Statement of Additional Information says that it is.

The following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective and the following risks are those the Fund expects its portfolio to be subject as a whole.

The Adviser uses fundamental analysis to identify securities with potential for capital appreciation.  The Adviser focuses on companies projecting above average earnings and revenue growth, as compared to market averages (as represented by the S&P 500 Index).  For example, if the S&P 500’s projected rate of growth is 10% for the year, the Adviser will select companies projecting greater than 10% earnings and revenue growth for the same period.  Also, the Fund invests in companies the Adviser believes to be undervalued by the current market.  The Fund buys shares in companies of all sizes, and although emphasis is placed on larger companies, small and medium sized companies may occasionally make up a significant portion of the Fund’s portfolio.  However, there is no assurance that these factors and the other characteristics that the Adviser believes favor these companies will continue in the future.

Non-Principal Investment Strategies

The Fund may invest a portion of its assets in preferred stocks, convertible preferred stocks and convertible bonds that are considered to be “investment grade” (that is, rated BBB or higher by Standard & Poor’s Ratings Group, or Baa by Moody’s Investors Service, or the equivalent by another rating agency). The Fund may also invest in debt securities that are rated below investment grade or unrated debt securities.

The Fund may write covered call options and purchase put options.  Call options written by the Fund give the holder the right to buy the underlying securities from the Fund at the exercise price at any time during the exercise period.  These options are “covered” by the Fund because it will own the underlying securities as long as the option is outstanding.  The Fund will receive a premium from writing a call option, which increases the Fund’s return in the event the option expires unexercised or is closed out at a profit.  By purchasing a put option, the Fund has the right to sell the underlying security at the exercise price at any time during the exercise period.  The Fund may purchase put options on securities it owns in order to protect against an anticipated decline in the value of such securities; by purchasing put options on securities it does not own, the Fund seeks to benefit from a decline in the market price of the underlying securities.  The Adviser expects that the Fund’s use of options will be very limited in scope.

Temporary Defensive Investments

As a temporary defensive measure, the Fund may invest up to 100% of its total assets in investment grade bonds, U.S.  Government obligations, repurchase agreements or money market instruments.  When the Fund invests in investment grade bonds, U.S.  Government obligations, repurchase agreements or money market instruments as a temporary defensive measure, it is not pursuing its stated investment objective.

Portfolio Turnover A change in the securities held by the Fund is known as “portfolio turnover.”  The Fund may engage in active and frequent trading to try to achieve its investment objective, and may have a portfolio turnover of over 100% annually.  Increased portfolio turnover may result in high brokerage fees or other transaction costs, which can reduce fund performance.  If the Fund realizes capital gains when it sells its investments, it must generally pay those gains to shareholders, thereby increasing taxable distributions.  The Financial Highlights table shows the Fund’s portfolio turnover rates in recent years. PORTFOLIO HOLDINGS

The Fund’s portfolio holdings are made publicly available no later than 60 days after the close of each of the Fund’s fiscal quarters. Portfolio holdings are included in semi-annual and annual reports that are distributed to shareholders of the Fund within 60 days after the close of the period for which such report is being made.  The Fund also discloses its portfolio holdings in its Statements of Investments on Form N-Q, which are filed with the SEC no later than 60 days after the close of the first and third fiscal quarters. These additional quarterly filings are publicly available at the SEC.  A description of the fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.

OPERATION OF THE FUND

The Fund is a non-diversified series of Nysa Series Trust (the “Trust”), an open-end management investment company organized as a Massachusetts business trust.  The Board of Trustees supervises the business activities of the Trust.  Like other mutual funds, the Trust retains various organizations to perform specialized services for the Fund.

The Trust retains Pinnacle Advisors LLC, 507 Plum Street, Syracuse, New York, to manage the Fund’s investments.  Pursuant to the advisory agreement currently in effect, the Fund has agreed to pay the Adviser a fee equal to the annual rate of 1% of the average value of its daily net assets up to $100 million; .95% of such assets from $100 million to $200 million and .85% of such assets in excess of $200 million. During the fiscal year ended March 31, 2012, the Fund paid the Adviser a fee of $25,970 and the Adviser voluntarily waived a portion of the fee $5,440 that it was entitled to receive, resulting in a payment to the Adviser of less than 1% of the average value of its daily net assets.  The Adviser is under no obligation to waive any portion of its advisory fees..  The Adviser has served as investment adviser to the Fund since the Fund’s inception in 1997.

Robert Cuculich is solely and primarily responsible for the day-to-day management of the Fund’s portfolio. In connection with his duties as Portfolio Manager, Cuculich is responsible for analyzing which securities are eligible for purchase by the Fund, selecting and making recommendations regarding securities to be purchased, and exploring new channels of distribution for the Fund’s shares.  Mr. Cuculich is an employee and equity member of the Adviser and the President of the Trust.  He  has been employed by Pinnacle Investments, LLC, the Principal Underwriter of the Fund during the past five years. Mr. Cuculich has managed client accounts on a non-discretionary basis for 33 years.  Prior to his appointment as Portfolio Manager on February 1, 2013, Mr. Cuculich had no experience managing investment company portfolios.   The Statement of Additional provides additional information about the Portfolio Manager’s compensation and his ownership of Fund shares.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement between the Fund and the Adviser is available in the Fund’s Annual Report to Shareholders dated as of March 31, 2013, which is available upon request.

Pinnacle Investments, Inc. (the “Underwriter”), 507 Plum Street, Syracuse, New York, serves principal underwriter of and primary agent for the distribution of shares of the Fund.  The Underwriter is an affiliate of the Adviser by reason of common ownership..

EXCESSIVE TRADING POLICIES AND PROCEDURES

Frequent purchases and redemptions of Fund shares (“excessive trading”) may interfere with the Portfolio Manager’s ability to manage the Fund’s portfolio effectively, especially in view of the Fund’s size and the nature of its investments. Excessive trading could increase the Fund’s transaction and administrative costs and/or affect the Fund’s performance depending on various factors such as the amount of cash or cash equivalents in the Fund’s portfolio at any given point in time. As a result of excessive trading, the Fund might be required to sell portfolio securities at unfavorable times in order to meet redemption requests.  Such sales could increase the transaction expenses of the Fund and have a negative impact on the Fund’s performance.

The Board of Trustees has adopted policies and procedures with respect to short-term and excessive trading of Fund shares The Fund is intended for long-term investment purposes only and the Fund will take reasonable steps to attempt to detect and deter excessive trading.  Transactions placed in violation of the Fund’s excessive trading policies are not deemed accepted by the Fund and may be cancelled or revoked by the Fund on the next business day following receipt by the Fund.  As described below, however, the Fund may not be able to identify all instances of excessive trading or completely eliminate the possibility of excessive trading.  In particular, it may be difficult to identify excessive trading in certain omnibus accounts and other accounts traded through intermediaries.  By their nature, omnibus accounts, in which purchases and sales of the Fund’s shares by multiple investors are aggregated by the intermediary and presented to the Fund on a net basis, effectively conceal the identity of individual investors and their transactions from the Fund and its agents.  The Fund attempts to detect and deter excessive trading through the use of fair valuation of securities as described under “Pricing of Fund Shares” and trade monitoring, particularly for large and/or frequent short-term trades by investors.

Some investors try to profit from “market-timing,” i.e. switching money into investments when they expect the market to rise, and taking money out when they expect the market to fall.  As money is shifted in and out by market timers, the Fund incurs expenses for buying and selling securities.  These costs are borne by all Fund shareholders, including the long-term investors who do not generate the costs.  Therefore, the Fund discourages short-term trading by, among other things, closely monitoring excessive transactions.

The Fund reserves the right to reject any purchase request by any investor or group of investors for any reason without prior notice, including, in particular, if the trading activity in the account(s) is deemed to be disruptive to the Fund.  For example, the Fund may refuse a purchase order if the Fund’s portfolio manager believes it would be unable to invest the money effectively in accordance with the Fund’s investment policies or the Fund would otherwise be adversely affected due to the size of the transaction, frequency of trading or other factors.  The trading history of accounts determined to be under common ownership or control within the Fund may be considered in enforcing these policies.

The Fund monitors Fund share transactions, subject to the following limitation.  Generally, a purchase of the Fund’s shares followed by the redemption of the Fund’s shares within a 90-day period may result in enforcement of the Fund’s excessive trading policies and procedures with respect to future purchase orders, provided that the Fund reserves the right to reject any purchase request as explained above.

Transactions placed through the same financial intermediary on an omnibus basis may be deemed part of a group for the purpose of the Fund’s excessive trading policies and procedures and may be rejected in whole or in part by the Fund.  The Fund, however, cannot always identify or reasonably detect excessive trading that may be facilitated by financial intermediaries or made difficult to identify through the use of omnibus accounts by those intermediaries that transmit purchase and redemption orders to the Fund, and thus the Fund may have difficulty curtailing such activity.  Transactions accepted by a financial intermediary in violation of the Fund’s excessive trading policies are not deemed accepted by the Fund and may be cancelled or revoked by the Fund on the next business day following receipt by the financial intermediary.

In an attempt to detect and deter excessive trading in omnibus accounts, the Fund or its Transfer Agent may require intermediaries to impose restrictions on the trading activity of accounts traded through those intermediaries.  Such restrictions may include, but are not limited to, requiring that trades be placed by U.S. mail, permanently prohibiting future purchases by investors who have recently redeemed Fund shares, requiring intermediaries to report information about customers who purchase and redeem large amounts, and similar restrictions.  The Fund’s ability to impose such restrictions with respect to the accounts traded through particular intermediaries may vary depending on the system capabilities, applicable contractual and legal restrictions and cooperation of the particular intermediary.

Shareholders that invest through omnibus accounts should be aware that they may be subject to the policies and procedures of their financial intermediary with respect to excessive trading in the Fund.  The Fund’s policies and procedures regarding excessive trading may be modified at any time.

HOW TO PURCHASE SHARES

Initial Investments.  Your initial investment in the Fund ordinarily must be at least $1,000 ($250 for tax-deferred retirement plans).  The Fund may, in the Adviser’s sole discretion, accept certain accounts with less than the stated minimum initial investment.  You may open an account and make an initial investment through securities dealers having a sales agreement with the Underwriter.  You may also make a direct initial investment by sending a check and a completed account application form to The Nysa Series Trust, c/o Mutual Shareholder Services LLC, 8000 Town Centre Dr., Suite 400, Broadview Heights, Ohio 44147.  Checks should be made payable to “Nysa Fund.”  Third party checks will not be accepted.  An account application is included in this Prospectus.

You may also purchase shares of the Fund by wire.  Please telephone the Transfer Agent (Nationwide toll free call 1-800-535-9169) for instructions.  You should be prepared to mail or fax us a completed, signed account application (Fax Number 1-440-526-4446).  If the Trust does not receive timely and complete account information there may be a delay in the investment of your money and any accrual of dividends.  Your bank may impose a charge for sending your wire.  There is presently no fee for receipt of wired funds, but the Transfer Agent reserves the right to charge shareholders for this service upon 30 days’ prior notice to shareholders.

Shares of the Fund are sold on a continuous basis at the public offering price next determined after receipt of a purchase order by the Fund.  Purchase orders received by dealers prior to 4:00 p.m., Eastern time, on any business day are confirmed at the public offering price next determined as of the close of the regular trading session on the New York Stock Exchange on that date.    Dealers may charge a fee for effecting purchase orders.  Direct purchase orders received by the Transfer Agent by 4:00 p.m. Eastern time, are confirmed at that day’s public offering price.  Direct investments received by the Transfer Agent after 4:00 p.m., Eastern time, are confirmed at the public offering price next determined on the following business day.  The public offering price of the Fund’s shares is the next determined net asset value per share plus an initial sales charge as shown in the following table.

         Sales Charge as % of

Dealer

Public Offering

Net Amount

Reallowance

Price

Invested

as % of

Amount of Investment

Public

Offering Price

Less than $50,000

2.50%

2.56%

2.25%

$50,000 but less than $100,000

2.00%

2.04%

1.75%

$100,000 but less than $250,000

1.50%

1.52%

1.25%

$250,000 but less than $500,000

1.00%

1.01%

0.75%

$500,000 but less than $1,000,000  0.50%

0.50%

0.25%

$1,000,000 or more

None

None

None

Due to rounding, the actual sales charge for a particular transaction may be higher or lower than the rates listed above.

Under certain circumstances, the Underwriter may increase or decrease the reallowance to dealers.  Dealers engaged in the sale of shares of the Fund may be deemed to be underwriters under the Securities Act of 1933, as amended.  The Underwriter retains the entire initial sales charge on all direct initial investments in the Fund and on all investments in accounts with no designated dealer of record.

Purchases at Net Asset Value That May Be Subject to a Contingent Deferred Sales Charge.  There is no initial sales charge on purchases of shares aggregating $1 million or more.  However, those shares purchased without an initial sales charge may be subject to a contingent deferred sales charge as described below.  If you redeem any of those shares within a 12-month “holding period” measured from the beginning of the calendar month of their purchase, a contingent deferred sales charge may be deducted from the redemption proceeds.  That sales charge will be equal to the lesser of:  (i) the aggregate net asset value of the redeemed shares at the time of redemption (excluding shares purchased by reinvestment of dividends or capital gain distributions) or (ii) the original net asset value of the redeemed shares.  Retirement plans holding shares of the Fund in an omnibus account for the benefit of plan participants in the name of a fiduciary or financial intermediary may not make initial purchases of shares subject to a contingent deferred sales charge.

Other Purchases at Net Asset Value.   You may purchase shares of the Fund at net asset value when the payment for your investment represents the proceeds from the redemption of shares of any other mutual fund which has an initial sales charge.  Your investment will qualify for this provision if the purchase price of the shares of the other fund included an initial sales charge and the proceeds resulting from such redemption were received from the other fund no more than sixty days prior to your purchase of shares of the Fund.  To make a purchase at net asset value pursuant to this provision, you must submit photocopies of the confirmations (or similar evidence) showing the purchase and redemption of shares of the other fund.  The redemption of shares of the other fund is, for federal incomes tax purposes, a sale on which you may realize a gain or loss.  These provisions may be modified or terminated at any time.  Contact your securities dealer or the Transfer Agent for further information.

Banks, bank trust departments and savings and loan associations, in their fiduciary capacity or for their own accounts, may also purchase shares of the Fund at net asset value.  To the extent permitted by regulatory authorities, a bank trust department may charge fees to clients for whose account it purchases shares at net asset value.  Federal and state credit unions may also purchase shares at net asset value.

In addition, shares of the Fund may be purchased at net asset value by broker-dealers who have a sales agreement with the Underwriter and by their registered personnel and employees, including members of the immediate families of such registered personnel and employees.

Clients of investment advisors and financial planners may also purchase shares of the Fund at net asset value if their investment advisor or financial planner has made arrangements with the Underwriter to permit them to do so.  The investment advisor or financial planner must notify the Fund that an investment qualifies for a purchase at net asset value.

Trustees, directors, officers and employees of the Fund, the Advisor, the Underwriter or the Transfer Agent, including members of the immediate families of such individuals and employee benefit plans established by such entities may also purchase shares of the Fund at net asset value.

Right of Accumulation.   You and your spouse may be eligible to buy shares of the Fund at reduced sales charge rates set forth in the table above under the Fund’s “Right of Accumulation”. The Fund reserves the right to modify or to eliminate the “Right of Accumulation” at any time.  To qualify for the reduced sales charge that would apply to a larger purchase than you are currently making (as shown in the table above), you can add the value of any other shares of the Fund that you or your spouse currently own to the value of the shares that you are currently purchasing.  In totaling your holdings, you may count shares held in your individual accounts (including IRAs), your joint accounts with your spouse, or accounts that you or your spouse hold as trustees or custodians on behalf of your children who are minors.  A fiduciary may count all shares purchased for a trust, estate or other fiduciary account that has multiple accounts (including employee benefit plans for the same employer).  If you are buying shares directly from the Fund, you must inform the Fund’s Transfer Agent, Mutual Shareholder Services, of your eligibility and holdings at the time of your purchase in order to qualify for the “Right of Accumulation”.  If you are buying shares through a financial intermediary, you must notify your intermediary of your eligibility for the Right of Accumulation at the time of your purchase.  The Fund reserves the right to reject any order placed pursuant to the “Right of Accumulation” under circumstances where adequate documentation of eligibility cannot be shown.

Adding To Your Account.  You may make additional purchases in your account at any time.  These purchases may be made by mail, wire transfer or by contacting your broker-dealer.  Each additional purchase request must contain the name of your account and your account number in order to permit proper crediting to your account.  While there is no minimum amount required for subsequent investments, the Fund reserves the right to impose such requirement.  All purchases are made at the net asset value next determined after receipt of a purchase order by the Fund.

Automatic Investment and Direct Deposit Plans.  You may make automatic monthly investments in the Fund from your bank, savings and loan or other depository institution account.  The minimum initial and subsequent investments must be $50 under the plan.  The Transfer Agent pays the costs of your transfers, but reserves the right, upon 30 days’ written notice, to make reasonable charges for this service.  Your depository institution may impose its own charge for debiting your account, which would reduce your return on an investment in the Fund.

Your employer may offer a direct deposit plan, which will allow you to have all or a portion of your paycheck transferred automatically to purchase shares of the Fund.  Social Security recipients may have all or a portion of their social security check transferred automatically to purchase shares of the Fund.

Additional Information.  The Fund mails you confirmations of all purchases or redemptions of Fund shares.  Certificates representing shares are not issued.  The Fund and the Underwriter reserve the rights to limit the amount of investments and to refuse to sell to any person.

The Fund’s account application contains provisions in favor of the Fund, the Underwriter, the Transfer Agent and certain of their affiliates, excluding such entities from certain liabilities (including, among others, losses resulting from unauthorized shareholder transactions) relating to the various services made available to investors.

If an order to purchase shares is cancelled because your check does not clear, you will be responsible for any resulting losses or fees incurred by the Fund or the Transfer Agent in the transaction.

HOW TO REDEEM SHARES

You may redeem shares of the Fund on each day that the Fund is open for business by sending a written request to the Transfer Agent.  The request must state the number of shares or the dollar amount to be redeemed and your account number.  The request must be signed exactly as your name appears on the Fund’s account records.  If the shares to be redeemed have a value of $25,000 or more, your signature must be guaranteed by any eligible guarantor institution, including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations.  If the name(s) or the address on your account has been changed within 30 days of your redemption request, you will be required to request the redemption in writing with your signature guaranteed, regardless of the value of the shares being redeemed.

Redemption requests may direct that the proceeds be wired directly to your existing account in any commercial bank or brokerage firm in the United States as designated on your application.  If your instructions request a redemption by wire, you will be charged a $20.00 processing fee.  The Fund reserves the right, upon 30 days’ written notice, to change the processing fee.  All charges will be deducted from your account by redemption of shares in your account.  Your bank or brokerage firm may also impose a charge for processing the wire.  In the event that wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

You will receive the net asset value per share next determined after receipt by the Transfer Agent (or other agents of the Fund) of your redemption request in the form described above.  Payment is normally made within three business days after tender in such form, provided that payment in redemption of shares purchased by check will be effected only after the check has been collected, which may take up to fifteen days from the purchase date.  To eliminate this delay, you may purchase shares of the Fund by certified check or wire.

You may also redeem your shares through a brokerage firm or financial institution that has been authorized to accept orders on behalf of the Fund at the Fund’s net asset value next determined after your order is received by such organization in proper form before 4:00 p.m., Eastern time, or such earlier time as may be required by such organization.  These organizations may be authorized to designate other intermediaries to act in this capacity.  Such an organization may charge you transaction fees on redemptions of Fund shares and may impose other charges or restrictions or account options that differ from those applicable to shareholders who redeem shares directly through the Transfer Agent.

Redemption requests may direct that the proceeds be deposited directly in your account with a commercial bank or other depository institution via an Automated Clearing House (ACH) transaction.  There is currently no charge for ACH transactions.  Contact the Fund for more information about ACH transactions.

Automatic Withdrawal Plan.  If the shares in your account have a value of at least $5,000, you (or another person you have designated) may receive monthly or quarterly payments in a specified amount of not less than $50 each.  There is currently no charge for this service, but the Transfer Agent reserves the right, upon 30 days’ written notice, to make reasonable charges.  Telephone the Transfer Agent toll free 1-800-535-9169 for additional information.

Additional Information.  At the discretion of the Fund or the Transfer Agent, corporate investors and other associations may be required to furnish an appropriate documentation authorizing redemptions to ensure proper authorization.  The Fund reserves the right to require you to close your account if at any time the value of your shares is less than $1,000 (based on actual amounts invested including any sales charge paid, unaffected by market fluctuations), or $250 in the case of tax-deferred retirement plans, or such other minimum amount as the Fund may determine from time to time.  After notification to you of the Fund’s intention to close your account, you will be given 60 days to increase the value of your account to the minimum amount.

The Fund reserves the right to suspend the right of redemption or to postpone the date of payment for more than three business days under unusual circumstances as determined by the Securities and Exchange Commission.  The Fund reserves the right to make payment for shares redeemed in liquid portfolio securities of the Fund taken at current value.

DIVIDENDS AND DISTRIBUTIONS

The Fund expects to distribute substantially all of its net investment income and net realized capital gains, if any, on an annual basis.  Distributions are paid according to one of the following options:

►

Share Option. Income distributions and capital gains distributions reinvested in additional shares at net asset value;

►

Cash Option.  Income distributions and short-term capital gains distributions paid in cash;

You should indicate your choice of option on the application.  If no option is specified on your application, distributions will automatically be reinvested in additional shares.  All distributions will be based on the net asset value in effect on the payable date.

If you select the Income Option and the U.S. Postal Service cannot deliver your checks or if the your checks remain uncashed for six months, your dividends may be reinvested in your account at the then-current net asset value and thereafter may continue to be reinvested in such shares.  No interest will accrue on amounts represented by uncashed distribution checks.

If you have received any dividend or capital gains distribution from the Fund in cash, you may return the distribution to the Fund within 30 days of the distribution date for reinvestment at the net asset value next determined after its return.  You or your dealer must notify the Fund that a distribution is being reinvested pursuant to this provision.

TAXES

The Fund has qualified in all prior years and intends to continue to qualify for the special tax treatment afforded a “regulated investment company” under Subchapter M of the Internal Revenue Code by annually distributing substantially all of its net investment income and net realized capital gains to its shareholders and by satisfying certain other requirements related to the sources of its income and the diversification of its assets.  By so qualifying, the Fund will not be subject to federal income tax on that part of its net investment income and net realized capital gains, which it distributes to shareholders. The Fund expects most distributions to be in the form of capital gains.

Dividends and distributions paid to shareholders are generally subject to federal income tax and may be subject to state and local income tax.  Distributions of net investment income and net realized short-term capital gains, if any, are taxable to investors as ordinary income.  Dividends distributed by the Fund from net investment income may be eligible, in whole or in part, for the dividends received deduction available to corporations.

Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses) by the Fund are taxable to you as capital gains, without regard to the length of time you have held your Fund shares.  Capital gains distributions may be taxable at different rates depending on the length of time the Fund holds its assets.  Redemptions of shares of the Fund are taxable events on which you may realize a gain or loss.

If you buy shares shortly before the record date of a distribution you will pay taxes on money earned by the Fund before you were a shareholder.  You will pay the full pre-distribution price for the shares and then receive a portion of your investment back as a distribution, which is taxable.

The Fund will mail a statement to you annually indicating the amount and federal income tax status of all distributions made during the year.  In addition to federal taxes, you may be subject to state and local taxes on distributions.

Shareholders should consult their tax advisors about the tax effect of distributions and redemptions from the Fund and the use of the Automatic Withdrawal Plan.  The tax consequences described in this section apply whether distributions are taken in cash or reinvested in additional shares.  See “Taxes” in the Statement of Additional Information for further information.

SERVICE FEE PLAN

Effective August 1, 2007,  the Fund adopted a Service Fee Plan, pursuant to which the Fund may incur expenses of up to 0.25% per year of the Fund’s net assets.  Under the Service Fee Plan, the Fund is permitted to reimburse the Underwriter for a portion of its expenses incurred in servicing shareholder accounts.

OTHER PAYMENTS TO FINANCIAL INTERMEDIARIES AND SERVICE PROVIDERS

The Adviser and the Underwriter, in their discretion, also may pay dealers or other financial intermediaries and service providers for distribution and/or shareholder servicing activities.  These payments are made out of the Adviser’s and/or the Underwriter’s own resources, including from the profits derived from the advisory fees received by the Adviser from the Fund.  These payments are in addition to any servicing fees paid by the Fund to these financial intermediaries and any commissions the Underwriter pays to these firms out of the sales charges paid by investors.  These payments by the Adviser or the Underwriter from their own resources are not reflected in the tables in the section of this prospectus captioned “Fees and Expenses of the Fund” because they are not paid by the Fund.

“Financial intermediaries” are firms that offer and sell Fund shares to their clients, or provide shareholder services to the Fund, or both, and receive compensation for doing so.  Your securities dealer, for example, is a financial intermediary, and there are other types of financial intermediaries that receive payments relating to the sale or servicing of the Fund’s shares.  In addition to dealers, the financial intermediaries that may receive payments include sponsors of fund “supermarkets,” sponsors of fee-based advisory or wrap fee programs, sponsors of college and retirement savings programs, banks and trust companies offering products that hold fund shares and insurance companies that offer variable annuity or variable life insurance products.

In general, thee payments to financial intermediaries can be categorized “distribution-related” or “servicing” payments.  Payments for distribution-related expenses, such as marketing or promotional expenses, are often referred to as “revenue sharing.”  Revenue  sharing payments may be made on the basis of the sales of shares attributable to that dealer and/or the average net assets of the Fund attributable to that dealer and its clients.  In some circumstances, revenue sharing payments may create an incentive for a dealer or financial intermediary or its representatives to recommend shares of the Fund to its customers.  These payments may also provide an intermediary with an incentive to cooperate with the Distributor’s marketing efforts.  A revenue sharing payment may, for example, qualify the Fund for preferred status with the intermediary receiving the payment or provide representatives of the Underwriter with access to the intermediary’s sales force.  The Adviser does not consider a financial intermediary’s sale of Fund shares when selecting brokers or dealers to effect portfolio transactions for the Fund.

Various factors are considered in connection with a decision to make revenue sharing payments.  These factors include, without limitation, the types of services provided by the intermediary, sales of Fund shares, the redemption rates on accounts of clients of the intermediary or overall asset levels of the Fund held for or by clients of the intermediary, the willingness of the intermediary to allow the Underwriter to provide educational and training support for the intermediary’s sales personnel relating  to the Fund, the availability of the Fund on the intermediary’s sales system, as well as the overall quality of the services provided by the intermediary and the Adviser’s or Underwriter’s relationship with the intermediary.  The Adviser and the Underwriter have adopted guidelines for assessing and implementing each prospective revenue-sharing arrangement.  To the extent that financial intermediaries receiving distribution-related payments from the Adviser or Underwriter sell more shares of the Fund or retain more shares of the Fund in their client accounts, the Adviser and the Underwriter benefit from the incremental management and other fees they receive with respect to those assets.

CALCULATION OF SHARE PRICE

Shares of the Fund are sold at their offering price which is the net asset value per share plus any initial sales charge that applies.  The offering price that applies to a purchase order is based on the next calculation of the net asset value per share that is made after receipt of a purchase order by the Fund as described in this prospectus under the caption  “How to Purchase Shares”.  On each day that the Fund is open for business, the net asset value of shares of the Fund is determined as of the close of the regular session of trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time). The Fund is open for business on each day the New York Stock Exchange is open for business and on any other day when there is sufficient trading in the Fund’s investments that its net asset value might be materially affected.  The net asset value per share of the Fund is calculated by dividing the sum of the value of the securities held by the Fund plus cash or other assets minus all liabilities (including estimated accrued expenses) by the total number of shares outstanding of the Fund, rounded to the nearest cent.  Subject to the imposition of any applicable initial sales charge, the price at which a purchase or redemption of Fund shares is effected is based on the next calculation of net asset value after the order is placed.

The Fund’s portfolio securities are valued as follows: (i) securities which are traded on stock exchanges or are quoted by Nasdaq are valued at the last reported sale price as of the close of the regular session of trading on the New York Stock Exchange on the day the securities are being valued, or, if not traded on a particular day, at the closing bid price, (ii) securities traded in the over-the-counter market, and which are not quoted by Nasdaq, are valued at the last sale price (or, if the last sale price is not readily available, at the last bid price as quoted by brokers that make markets in the securities) as of the close of the regular session of trading on the New York Stock Exchange on the day the securities are being valued, (iii) securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market, and (iv) securities (and other assets) for which market quotations are not readily available are valued at their fair value as determined in good faith in accordance with consistently applied procedures established by and under the general supervision of the Board of Trustees. Circumstances under which the Fund will utilize fair value pricing include, among others, situations in which the exchange on which a portfolio security is traded closes early and situations in which trading in a particular portfolio security was halted during trading hours and did not resume prior to the Fund’s net asset value calculation.  The net asset value per share of the Fund will fluctuate with the value of the securities it holds.

CALCULATION OF PERFORMANCE INFORMATION

Standard Performance Information.  From time to time, the Fund may advertise its “average annual total return”.  Average annual total return quotations will be computed by finding the average annual compounded rates of return over 1, 5 and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to a formula which is described in the Statement of Additional Information.  The calculation of average annual total return assumes the reinvestment of all dividends and distributions and the deduction of the current maximum sales charge.  The average annual total returns of the Fund for the one-year period ended March 31, 2013, for the five-year period ended March 31, 2013 and for the ten-year ended March 31, 2013, are -11.86%, -4.89% and .60% respectively.

Non-Standard Performance Information.  The Fund may also advertise a “non-standardized quotation” of total return which is calculated differently from average annual total return.  A non-standardized quotation of total return may be a cumulative return which measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions.  This calculation does not include the effect of the applicable sales charge, which if included, would reduce total return.  A non-standardized quotation may also indicate average annual compounded rates of return without including the effect of the applicable sales charge or over periods other than those specified for average annual total return.  For example, the Fund’s average annual compounded rates of return (calculated without deduction of the applicable sales charge) for the one-year period ended March 31, 2013, for the five-year period ended March 31, 2013 and for the ten-year ended March 31, 2013, are -9.57%,      4.41%, and .85%, respectively.  A non-standardized quotation of total return will always be accompanied by the Fund’s average annual total returns as described above.

The performance quotations described above are based on historical earnings and are not intended to indicate future performance.

FINANCIAL HIGHLIGHTS

The Financial Highlights Table is intended to help you understand the Fund’s financial performance for the past five years.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).  This information been audited by Sanville & Company, whose report, along with the Fund’s financial statements, are included in the Fund’s Annual Report, which is available upon request.

	3/31/ 2013	3/31/ 2012	3/31/ 2011	3/31/ 2010	3/31/ 2009

Net Asset Value, at Beginning of Period	$6.90	$ 7.80	$ 7.89	$ 5.89	$ 7.82

Income From Investment Operations:
Net Investment Income (Loss) *	(0.19)	(0.15)	(0.22)	(0.14)	(0.12)
Net Gain (Loss) on Securities (Realized and Unrealized)	(0.47)	(075)	0.13	2.14	(1.81)
Total from Investment Operations	(0.66)	(0.90)	(0.09)	2.00	(1.93)

Distributions:
Net Investment Income	0.00	0.00	0.00	0.00	0.00
Realized Gains	0.00	0.00	0.00	0.00	0.00
Total from Distributions	0.00	0.00	0.00	0.00	0.00

Net Asset Value, at End of Period	$6.24	$ 6.90	$ 7.80	$ 7.89	$ 5.89

Total Return **	(9.57)%	(11.54)%	(1.14)%	33.96%	(24.68)%

Ratios/Supplemental Data:
Net Assets at End of Year (Thousands)	$2,170	$2,337	$ 2,939	$ 2,842	$ 2,077
Before Waiver
Ratio of Expenses to Average Net Assets	5.07%	4.29%	4.43%	4.00%	3.95%
After Waiver
Ratio of Expenses to Average Net Assets	4.94%	4.08%	4.23%	4.00%	3.95%
Ratio of Net Investment Income (Loss) to Average Net Assets	(2.99)%	(2.10)%	(2.90)%	(1.96)%	(1.74)%
Portfolio Turnover	194%	184%	169%	204%	245%

* Per share net investment income (loss) has been determined on the basis of average shares outstanding during the period.
** Assumes reinvestment of dividends.

PRIVACY POLICY

We collect only information that is needed to serve you and administer our business.

In the process of serving you, we become stewards of your “nonpublic personal information” - information about you that is not available publicly.  This information comes to us from the following sources:

►

Information you provide directly to us on applications or other forms, correspondence or through conversations (such as your name, social security number, address, phone number, assets, income, date of birth, occupation, etc.).

►

Information about your transactions with us, our affiliates, or others (such as your account numbers, account balances, transaction details and other financial information).

►

Information we receive from third parties (such as your broker, financial planner or other intermediary you hire).

We limit the collection and use of nonpublic personal information to that which is necessary to administer our business and to provide you with our services.

We carefully limit and control the sharing of your information.

To protect your privacy, we carefully control the way in which any information about you is shared.  It is our policy not to disclose any nonpublic personal information about you or former customers to anyone, except as permitted or required by law.

We are permitted by law to disclose all of the information we collect as described above to our affiliates, advisers, transfer agents, broker-dealers, administrators or any firms that assist us in maintaining and supporting the financial products and services provided to you.  For example, our transfer agents need information to process your transactions, and our outside vendors need information so that your account statements can be printed and mailed.  However, these parties are not permitted to release, use or transfer your information to any other party for their own purpose.

We Are Committed To The Privacy Of Your Nonpublic Personal Information And Will Use Strict Security Standards To Safeguard It.

We are committed to the security of your nonpublic personal information.  Our employees and others hired to work for us are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.  Employees are bound by this privacy policy and are educated on implementing our security principles and practices.

We maintain physical, electronic and procedural safeguards that are reasonably designed to comply with federal standards to guard your nonpublic personal information. Our operational and data processing systems are in a secure environment that is designed to protect nonpublic personal information from being accessed inappropriately by third parties.

This privacy policy explains how we handle nonpublic personal information; however, you should also review the privacy policies adopted by any of your financial intermediaries, such as a broker-dealer, bank, or trust company to understand how they protect your nonpublic personal information in accordance with our internal security standards.

If you have any questions about the confidentiality of your customer information, call 1-800-535-9169 to talk to a shareholder services representative.

NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

BOARD OF TRUSTEES

Joseph Masella

Mark E.  Wadach

Lawton Williamson

INVESTMENT ADVISER

PINNACLE  ADVISORS, LLC

507 Plum Street

Syracuse, NY 13204

UNDERWRITER

PINNACLE INVESTMENTS, INC.

507 Plum Street

Syracuse, NY 13204

LEGAL COUNSEL

PATRICIA C. FOSTER, ESQ. PLLC

170 Van Voorhis Road

Pittsford, NY 14534

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SANVILLE & COMPANY

1514 Old York Road

Abington, Pennsylvania 19001

CUSTODIAN

HUNTINGTON NATIONAL BANK

7 East Oval EA4E95

Columbus, OH 43219

ADMINISTRATOR/TRANSFER AGENT

MUTUAL SHAREHOLDER SERVICES LLC

8000 Town Centre Dr. Ste 400

Broadview Heights, OH 44147

SHAREHOLDER SERVICES

Nationwide Toll Free:  1-800-535-9169

Additional information about the Fund is included in the Statement of Additional Information (SAI), which is hereby incorporated by reference in its entirety.  Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.  In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

To obtain a free copy of the SAI, the annual and semi-annual  reports to shareholders or other information about the Fund, or to make inquiries about the Fund, please call 1-800-535-9169. The Fund does not currently make its SAI, its annual report or its semi-annual report available on a website.

Information about the Fund, including the SAI, can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C.  Information about the operation of the Public Reference Room can be obtained by calling the Commission at 1-202-942-8090.  Reports and other information about the Fund are available on the EDGAR Database on the Commission’s Internet site at http://www.sec.gov.  Copies of information on the Commission’s Internet site may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. or by writing to:  Securities and Exchange Commission, Public Reference Section, Washington, D.C.  20549-0102.

Investment Company Act File Number: 811-07963

Securities Act File Number: 333-17381

NYSA FUND

A SERIES OF

THE NYSA SERIES TRUST

507 Plum Street

Syracuse, New York 13204

NYSAX

STATEMENT OF ADDITIONAL INFORMATION

DATED AUGUST __, 2013

This Statement of Additional Information is not a Prospectus.  It contains additional information about   Nysa Fund (the “Fund”) and supplements information contained in the prospectus dated August __, 2013 (“Prospectus”).  The Fund is a series of Nysa Series Trust, a registered open-end, non-diversified management investment company.  This Statement of Additional Information, which is incorporated by reference in its entirety into the Prospectus, should be read only in conjunction with the Prospectus, as it may from time to time be revised.   A copy of the Fund’s Prospectus may be obtained by writing the Fund’s Transfer Agent, Mutual Shareholder Services LLC, 8000 Town Centre Dr., Suite 400, Broadview Heights, OH 44147, or by calling the Transfer Agent toll free at 1-800-535-9169 ..  Capitalized terms used but not defined herein have the same meaning as in the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION
Nysa Fund A Series of Nysa Series Trust 507 Plum Street Syracuse, New York 13204

THE TRUST

3

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT POLICIES AND RISKS       4

FUNDAMENTAL INVESTMENT LIMITATIONS

12

PORTFOLIO TURNOVER

13

DISCLOSURE OF PORTFOLIO HOLDINGS

14

EXCESSIVE TRADING POLICIES AND PROCEDURES

17

MANAGEMENT OF THE FUND

17

OVERSIGHT ROLE OF THE BOARD OF TRUSTEES; BOARD COMPOSITION AND STRUCTURE  17

TRUSTEES AND OFFICERS

18

THE INVESTMENT ADVISER

22

THE UNDERWRITER

25

SECURITIES TRANSACTIONS

27

CALCULATION OF SHARE PRICE AND PUBLIC OFFERING PRICE

26

TAXES

29

REDEMPTION IN KIND

30

HISTORICAL PERFORMANCE INFORMATION

30

PRINCIPAL SECURITY HOLDERS

33

CUSTODIAN

33

AUDITORS

33

LEGAL COUNSEL

33

TRANSFER AGENT

34

PROXY VOTING PROCEDURES

34

FINANCIAL STATEMENTS

35

APPENDIX  A:   BOND RATINGS DEFINITIONS

37

APPENDIX  B:  PROXYVOTING

39

Nationwide (Toll Free) 1-800-535-9169

THE TRUST

Nysa Series Trust, an open-end, non-diversified management investment company, was organized as a Massachusetts business trust on November 20, 1996 (“Trust”).  The Trust currently offers one series of shares to investors, Nysa Fund,

Shares of the Fund have equal voting rights and liquidation rights.  When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned.  The Fund is not required to hold annual meetings of shareholders.  The Trustees shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon the removal of any Trustee when requested to do so in writing by shareholders holding 10% or more of the Trust’s outstanding shares.  The Trust will comply with the provisions of Section 16(c) of the Investment Company Act of 1940 (the “1940 Act”) in order to facilitate communications among shareholders.

Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund with each other share of the Fund, and is entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees.  The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority to divide or combine the shares of the Fund into a greater or lesser number of shares from time to time so long as the proportionate beneficial interest in the assets belonging to the Fund are in no way affected.  In case of any liquidation of the Fund, the holders of shares of the Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.  No shareholder is liable to further calls or to assessment by the Fund without his or her express consent.

Under Massachusetts law, under certain circumstances, shareholders of a Massachusetts business trust could be deemed to have the same type of personal liability for the obligations of the Trust as does a partner of a partnership.  However, numerous investment companies registered under the 1940 Act have been formed as Massachusetts business trusts and the Trust is not aware of any instance where such result has occurred.  In addition, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees.  The Agreement and Declaration of Trust also provides for the indemnification out of the Trust property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust.  Moreover, it provides that the Trust will, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust and satisfy any judgment thereon.  As a result, and particularly because the Trust assets are readily marketable and ordinarily substantially exceed liabilities, management believes that the risk of shareholder liability is slight and limited to circumstances in which the Trust itself would be unable to meet its obligations.  Management believes that, in view of the above, the risk of personal liability is remote.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT POLICIES AND RISKS

The investment objective of the Fund is to provide long-term capital growth.  The Fund’s investment objective may not be changed without the prior approval of a “majority” of the Fund’s outstanding shares (as defined by the 1940 Act).

The principal investment policies of the Fund and the principal risks of an investment in the Fund are described in the Fund’s Prospectus. This Statement of Additional Information contains supplemental information about those policies and risks and certain other matters. Unless otherwise indicated, all investment practices and limitations of the Fund are non-fundamental policies that may be changed by the Board of Trustees without shareholder approval.

Writing Covered Call Options.  When the Adviser believes that individual portfolio securities are approaching the top of the Adviser’s growth and price expectations, covered call options (calls) may be written (sold) against such securities.  When the Fund writes a call, it receives a premium and agrees to sell the underlying security to a purchaser of a corresponding call at a specified price (“strike price”) by a future date (“exercise date”).  To terminate its obligation on a call the Fund has written, it may purchase a corresponding call in a “closing purchase transaction”.  A profit or loss will be realized, depending upon whether the price of the closing purchase transaction is more or less than the premium (net of transaction costs) previously received on the call written.  The Fund may realize a profit if the call it has written lapses unexercised, in which case the Fund keeps the premium and retains the underlying security as well.  If a call written by the Fund is exercised, the Fund forgoes any possible profit from an increase in the market price of the underlying security over an amount equal to the exercise price plus the premium received.  The Fund writes options only for hedging purposes and not for speculation, and the aggregate value of the underlying obligations will not exceed 25% of the Fund’s net assets.  If the Adviser is incorrect in its expectations and the market price of a stock subject to a call option rises above the exercise price of an option, the Fund will lose the opportunity for further appreciation of that security.

Profits on closing purchase transactions and premiums on lapsed calls written are considered capital gains for financial reporting purposes and are short term gains for federal income tax purposes.  When short term gains are distributed to shareholders, they are taxed as ordinary income.  If the Fund desires to enter into a closing purchase transaction, but there is no market when it desires to do so, it would have to hold the securities underlying the call until the call lapses or until the call is exercised.

The Fund will only write options, which are issued by the Options Clearing Corporation and listed on a national securities exchange.  Call writing affects the Fund’s portfolio turnover rate and the brokerage commissions paid.  Commissions for options, which are normally higher than for general securities transactions, are payable when writing calls and when purchasing closing purchase transactions.

Purchasing Put Options.  The Fund may purchase put options.  As the holder of a put option, the Fund has the right to sell the underlying security at the exercise price at any time during the option period.  The Fund may enter into closing sale transactions with respect to such options, exercise them or permit them to expire.  The Fund may purchase put options for defensive purposes in order to protect against an anticipated decline in the value of its portfolio securities.  An example of such use of put options is provided below.

The Fund may purchase a put option on an underlying security owned by the Fund as a defensive technique in order to protect against an anticipated decline in the value of the security.  Such hedge protection is provided only during the life of the put option when the Fund, as the holder of the put option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security’s market price.  For example, a put option may be purchased in order to protect unrealized appreciation of a security where the Adviser deems it desirable to continue to hold the security because of tax considerations.  The premium paid for the put option and any transaction costs would reduce any capital gain otherwise available for distribution when the security is eventually sold.

The Fund may also purchase put options at a time when it does not own the underlying security.  By purchasing put options on a security it does not own, the Fund seeks to benefit from a decline in the market price of the underlying security.  If the put option is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price during the life of the put option, the Fund will lose its entire investment in the put option.  In order for the purchase of a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs, unless the put option is sold in a closing sale transaction.

The Fund will commit no more than 5% of its net assets to premiums when purchasing put options.  The premium paid by the Fund when purchasing a put option will be recorded as an asset in the Fund’s statement of assets and liabilities.  This asset will be adjusted daily to the option’s current market value, which will be the latest sale price at the time at which the Fund’s net asset value per share is computed (close of trading on the New York Stock Exchange), or, in the absence of such sale, the latest bid price.  The asset will be extinguished upon expiration of the option, the selling (writing) of an identical option in a closing transaction, or the delivery of the underlying security upon the exercise of the option.

Options Transactions Generally.  Option transactions in which the Fund may engage involve the specific risks described above as well as the following risks: the writer of an option may be assigned an exercise at any time during the option period; disruptions in the markets for underlying instruments could result in losses for options investors; there may exist imperfect or no correlation between the option and the securities being hedged; the insolvency of a broker could present risks for the broker’s customers; and market imposed restrictions may prohibit the exercise of certain options.  In addition, the options activities of the Fund may affect its portfolio turnover rate and the amount of brokerage commissions paid by the Fund.  The success of the Fund in using the options strategies described above depends, among other things, on the Adviser’s ability to predict the direction and volatility of price movements in the options and securities markets and the Adviser’s ability to select the proper time, type and duration of the options.

The use of options by the Fund is subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers.  Therefore, the number of options the Fund may write or purchase may be affected by options written or held by other entities, including other clients of the Adviser.  An exchange may order the liquidation of positions found to be in violation of these limits and may impose certain other sanctions.

Foreign Securities.  The Fund may invest in foreign securities if the Adviser believes such investment would be consistent with the Fund’s investment objective.  The same factors would be considered in selecting foreign securities as with domestic securities, as discussed in the Prospectus.  Foreign securities investment presents special considerations not typically associated with investments in domestic securities.  Foreign taxes may reduce income.  Currency exchange rates and regulations may cause fluctuation in the value of foreign securities.  Foreign securities are subject to different regulatory environments than in the United States and, compared to the United States, there may be a lack of uniform accounting, auditing and financial reporting standards, less volume and liquidity and more volatility, less public information and less regulation of foreign issuers.  Countries have been known to expropriate or nationalize assets, and foreign investments may be subject to political, financial or social instability or adverse diplomatic developments.  There may be difficulties in obtaining service of process on foreign issuers and difficulties in enforcing judgments with respect to claims under the U.S. securities laws against such issuers.  Favorable or unfavorable differences between U.S. and foreign economies could affect foreign securities values.  The U.S. Government has, in the past, discouraged certain foreign investments by U.S. investors through taxation or other restrictions and it is possible that such restrictions could be imposed again.

The Fund may invest in foreign issuers directly or through the purchase of American Depository Receipts (ADRs).  ADRs, which are traded domestically, are receipts issued by a U.S. bank or trust company evidencing ownership of securities of a foreign issuer.  ADRs may be listed on a national securities exchange or may trade in the over-the-counter market.  The prices of ADRs are denominated in U.S. dollars while the underlying security may be denominated in a foreign currency.  Direct investments in foreign securities will generally be limited to foreign securities traded on foreign securities exchanges.

Although the Fund is not limited in the amount of foreign securities it may acquire, it is presently expected that the Fund will not invest more than 10% of its assets (as measured at the time of purchase) in direct investments in foreign securities traded on foreign securities exchanges.

Preferred Stocks.  Preferred stocks, unlike common stocks, offer a stated dividend rate payable from a corporation’s earnings. Such preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate.  If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.  Preferred stocks may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline.  Dividends on some preferred stocks may be “cumulative,” requiring all or a portion of the prior unpaid dividends to be paid before dividends are paid on the issuer’s common stock.  Preferred stock also generally has a preference over common stock on the distribution of a corporation’s assets in the event of liquidation of the corporation, and may be “participating,” which means that it may be entitled to a dividend exceeding the stated dividend in certain cases.  The rights of preferred stocks on the distribution of a corporation’s assets in the event of liquidation are generally subordinate to the rights associated with a corporation’s debt securities.

Convertible Securities.  A convertible security is a security that may be converted either at a stated price or rate within a specified period of time into a specified number of shares of common stock.  By investing in convertible securities, the Fund seeks the opportunity, through the conversion feature, to participate in the capital appreciation of the common stock into which the securities are convertible, while investing at a better price than may be available on the common stock or obtaining a higher fixed rate of return than is available on the common stock.  The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock).  The credit standing of the issuer and other factors may also affect the investment value of a convertible security.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value.  A convertible security may be subject to redemption at the option of the issuer at a price established in the instrument governing the convertible security.  If a convertible security held by the Fund is called for redemption, the Fund must permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party.

Warrants and Rights.  Warrants are options to purchase equity securities at a specified price and are valid for a specific time period.  Prices of warrants do not necessarily move in concert with the prices of the underlying securities.  Rights are similar to warrants but generally have a short duration and are distributed directly by the issuer to its shareholders.  Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.  Investments in warrants and rights involve certain risks, including the possible lack of a liquid market for resale, potential price fluctuations as a result of speculation or other factors, and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant or right can be prudently exercised (in which event the warrant or right may expire without being exercised, resulting in a loss of the Fund’s entire investment therein).

Debt Securities. The Fund may invest up to 15% of its net assets in a variety of debt securities, some of which may be considered below “investment grade” and some of which may be unrated.  Subject to that limit and the limitation on investments in illiquid securities described below, the Fund may invest up to 10% of its net assets in debt securities that are rated below investment grade, unrated and/or illiquid.  Debt securities that are unrated or are rated below “investment grade” include “junk bonds” and, as such, carry a higher credit risk than “investment grade” debt securities.  These securities are considered “high risk” securities.

The Fund may purchase taxable or tax-exempt debt securities. The range of debt securities that the Fund may purchase also includes residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.  The Fund may purchase debt securities without regard to their maturity.  The Fund may purchase debt securities that may be callable or non-callable, may be secured or unsecured and may be rated or unrated. The Fund may also invest in zero-coupon securities.   The Fund’s investment in debt securities for which there is no active trading market is subject to the Fund’s fundamental policy that it may not invest more than 15% of its net assets in illiquid securities.

Because the Fund can invest up to 10% of its net assets in unrated or below-investment-grade securities, the Fund’s credit risks are greater than those of funds that purchase only investment-grade securities.  The 10% limitation is applied at the time of purchase and the Fund may continue to hold a security whose credit rating has been lowered, or in the case of an unrated security, after the Fund’s adviser has changed its assessment of the security’s credit quality.  As a result, credit rating downgrades or other market fluctuations may cause the Fund’s holdings of unrated and below-investment-grade securities to exceed this 10% restriction for some period of time.  If the Fund has more than 10% of its net assets invested in unrated and below-investment-grade securities, the Adviser will not purchase additional unrated or below-investment-grade securities until the level of holdings in those securities no longer exceeds the limitation.

U.S. Government Securities.  The Fund may invest in debt obligations, which are issued or guaranteed by the U.S. Government, its agencies and instrumentalities (“U.S. Government Securities”) as described herein.  U.S. Government Securities include the following securities: (1) U.S. Treasury obligations of various interest rates, maturities and issue dates, such as U.S. Treasury bills (mature in one year or less), U.S. Treasury notes (mature in one to seven years), and U.S. Treasury bonds (mature in more than seven years), the payments of principal and interest of which are all backed by the full faith and credit of the U.S. Government; (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which are backed by the full faith and credit of the U.S. Government, e.g., obligations of the Government National Mortgage Association (“GNMA”), the Farmers Home Administration and the Export Import Bank; some of which do not carry the full faith and credit of the U.S. Government but which are supported by the right of the issuer to borrow from the U.S. Government, e.g., obligations of the Tennessee Valley Authority, the U.S. Postal Service, the Federal National Mortgage Association (“FNMA”), and the Federal Home Loan Mortgage Corporation (“FHLMC”); and some of which are backed only by the credit of the issuer itself, e.g., obligations of the Student Loan Marketing Association, the Federal Home Loan Banks and the Federal Farm Credit Bank; and (3) any of the foregoing purchased subject to repurchase agreements as described herein.  The guarantee of the U.S. Government does not extend to the yield or value of U.S. Government Securities or of the Fund’s shares.

Obligations of GNMA, FNMA and FHLMC may include direct pass-through “Certificates,” representing undivided ownership interests in pools of mortgages.  Such Certificates are guaranteed as to the payment of principal and interest (but not as to price and yield) by the U.S. Government or the issuing agency.  Mortgage Certificates are subject to more rapid prepayment than their stated maturity date would indicate; their rate of prepayment tends to accelerate during periods of declining interest rates and, as a result, the proceeds from such prepayments may be reinvested in instruments which have lower yields.  To the extent such securities were purchased at a premium, such prepayments could result in capital losses.

Repurchase Agreements.  The Fund may acquire U.S. Government Securities or other high-grade debt securities subject to repurchase agreements.  A repurchase transaction occurs when, at the time the Fund purchases a security (normally a U.S.  Treasury obligation), it also resells it to the vendor (normally a member bank of the Federal Reserve System or a registered Government Securities dealer) and must deliver the security (and/or securities substituted for them under the repurchase agreement) to the vendor on an agreed upon date in the future.  Such securities, including any securities so substituted, are referred to as the “Repurchase Securities.” The repurchase price exceeds the purchase price by an amount which reflects an agreed upon market interest rate effective for the period of time during which the repurchase agreement is in effect.

The majority of these transactions run day-to-day, and the delivery pursuant to the resale typically will occur within one to five days of the purchase.  The Fund’s risk is limited to the ability of the vendor to pay the agreed upon sum upon the delivery date; in the event of bankruptcy or other default by the vendor, there may be possible delays and expenses in liquidating the instrument purchased, decline in its value and loss of interest.  These risks are minimized when the Fund holds a perfected security interest in the Repurchase Securities and can therefore sell the instrument promptly.  Under guidelines issued by the Trustees, the Adviser will carefully consider the creditworthiness of a vendor during the term of the repurchase agreement.  Repurchase agreements are considered loans collateralized by the Repurchase Securities, such agreements being defined as “loans” under the 1940 Act.  The return on such “collateral” may be more or less than that from the repurchase agreement.  The market value of the resold securities will be monitored so that the value of the “collateral” is at all times as least equal to the value of the loan, including the accrued interest earned thereon.  All Repurchase Securities will be held by the Fund’s custodian, either directly or through a securities depository.

Description of Money Market Instruments.  Money market instruments may include U.S. Government Securities or corporate debt obligations (including those subject to repurchase agreements) as described herein, provided that they mature in thirteen months or less from the date of acquisition and are otherwise eligible for purchase by the Fund.  Money market instruments also may include Bankers’ Acceptances and Certificates of Deposit of domestic branches of U.S. banks, Commercial Paper and Variable Amount Demand Master Notes (“Master Notes”).  BANKERS’ ACCEPTANCES are time drafts drawn on and “accepted” by a bank, which are the customary means of effecting payment for merchandise sold in import-export transactions and are a source of financing used extensively in international trade.  When a bank “accepts” such a time draft, it assumes liability for its payment.  When the Fund acquires a Bankers’ Acceptance, the bank which “accepted” the time draft is liable for payment of interest and principal when due.  The Bankers’ Acceptance, therefore, carries the full faith and credit of such bank.  A CERTIFICATE OF DEPOSIT (“CD”) is an unsecured interest-bearing debt obligation of a bank.  CDs acquired by the Fund would generally be in amounts of $100,000 or more.  COMMERCIAL PAPER is an unsecured, short term debt obligation of a bank, corporation or other borrower.  Commercial Paper maturity generally ranges from two to 270 days and is usually sold on a discounted basis rather than as an interest-bearing instrument.  The Fund will invest in Commercial Paper only if it is rated in the highest rating category by any nationally recognized statistical rating organization (“NRSRO”) or, if not rated, if the issuer has an outstanding unsecured debt issue rated in the three highest categories by any NRSRO or, if not so rated, is of equivalent quality in the Adviser’s assessment.  Commercial Paper may include Master Notes of the same quality.  MASTER NOTES are unsecured obligations which are redeemable upon demand of the holder and which permit the investment of fluctuating amounts at varying rates of interest.  Master Notes are acquired by the Fund only through the Master Note program of the Fund’s custodian, acting as administrator thereof.  The Adviser will monitor, on a continuous basis, the earnings power, cash flow and other liquidity ratios of the issuer of a Master Note held by the Fund.

Forward Commitment and When-Issued Securities.  The Fund may purchase securities on a when-issued basis or for settlement at a future date if the Fund holds sufficient assets to meet the purchase price.  In such purchase transactions the Fund will not accrue interest on the purchased security until the actual settlement.  Similarly, if a security is sold for a forward date, the Fund will accrue the interest until the settlement of the sale.  When-issued security purchases and forward commitments have a higher degree of risk of price movement before settlement due to the extended time period between the execution and settlement of the purchase or sale.  As a result, the exposure to the counterparty of the purchase or sale is increased.  Although the Fund would generally purchase securities on a forward commitment or when-issued basis with the intention of taking delivery, the Fund may sell such a security prior to the settlement date if the Adviser felt such action was appropriate.  In such a case the Fund could incur a short-term gain or loss.

Unseasoned Issuers.  The Fund may invest a portion of its assets in small, unseasoned companies.  While smaller companies generally have potential for rapid growth, they often involve higher risks because they may lack the management experience, financial resources, product diversification and competitive strengths of larger corporations.  In addition, in many instances, the securities of smaller companies are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies.  Therefore, the securities of smaller companies may be subject to wider price fluctuations.  When making large sales, the Fund may have to sell portfolio holdings at discounts from quoted prices or may have to make a series of small sales over an extended period of time.

Investment Company Securities.  The Fund may also invest up to 10% of its total assets in securities of other investment companies.  Investments by the Fund in shares of other investment companies will result in duplication of advisory, administrative and distribution fees.  The Fund will not invest more than 5% of its total assets in securities of any single investment company and will not purchase more than 3% of the outstanding voting securities of any investment company.  An investment in securities of an investment company is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Illiquid Investments.  The Fund may invest up to 15% of its net assets in illiquid securities.  Illiquid securities are those that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price at which they are valued.  Under the supervision of the Board of Trustees, the Adviser determines the liquidity of the Fund’s investments.  The absence of a trading market can make it difficult to ascertain a market value for illiquid investments.  Disposing of illiquid securities before maturity may be time consuming and expensive, and it may be difficult or impossible for the Fund to sell illiquid securities promptly at an acceptable price.

Borrowing and Pledging.  The Fund may borrow, temporarily, up to 5% of its total assets for extraordinary purposes and may increase this limit to 33.3% of its total assets to meet redemption requests which might otherwise require untimely disposition of portfolio holdings.  To the extent the Fund borrows for these purposes, the effects of market price fluctuations on portfolio net asset value will be exaggerated.  If, while such borrowing is in effect, the value of the Fund’s assets declines, the Fund would be forced to liquidate portfolio securities when it is disadvantageous to do so.  The Fund would incur interest and other transaction costs in connection with such borrowing.  The Fund will not make any additional investments while its outstanding borrowings exceed 5% of the current value of its total assets.  The Fund may pledge assets in connection with borrowing but will not pledge more than one-third of its total assets.

Temporary Defensive Positions.  As a temporary defensive measure, the Fund may invest up to 100% of its total assets in investment grade bonds, U.S. Government obligations, repurchase agreements or money market instruments.  When the Fund makes such investments as a temporary defensive measure, it is not pursuing its investment objective.

FUNDAMENTAL INVESTMENT LIMITATIONS

The Fund has adopted certain fundamental investment limitations designed to reduce the risk of an investment in the Fund.  These limitations may not be changed without the affirmative vote of a majority of the outstanding shares of the Fund as defined in the 1940 Act.  For purposes of the discussion of these fundamental investment limitations, the term “majority” of the outstanding shares of the Fund means the lesser of (1) 67% or more of the outstanding shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented at such meeting or (2) more than 50% of the outstanding shares of the Fund.

Under these fundamental limitations, the Fund MAY NOT:

(1)  Issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of the Fund’s total assets, or (b) in order to meet redemption requests that might otherwise require untimely disposition of portfolio securities if, immediately after such borrowing, the value of the Fund’s assets, including all borrowings then outstanding, less its liabilities (excluding all borrowings), is equal to at least 300% of the aggregate amount of borrowings then outstanding, and may pledge its assets to secure all such borrowings;

(2)   Underwrite securities issued by others except to the extent the Fund may be deemed to be an underwriter under the federal securities laws in connection with the disposition of portfolio securities;

(3)    Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions);

(4)   Make short sales of securities or maintain a short position, except short sales “against the box” (A short sale is made by selling a security the Fund does not own.  A short sale is “against the box” to the extent that the Fund contemporaneously owns or has the right to obtain at no added cost securities identical to those sold short.);

(5)   Make loans of money or securities, except that the Fund may invest in repurchase agreements;

(6)  Write, purchase or sell commodities, commodities contracts, futures contracts or related options (except that the Fund may write covered call options as described in the Prospectus);

(7)  Invest more than 25% of its total assets in the securities of issuers in any particular industry, except that this restriction does not apply to investments in securities of the United States Government, its agencies or instrumentalities;

(8)  Invest for the purpose of exercising control or management of another issuer; or

(9)  Invest in interests in real estate, real estate mortgage loans, oil, gas or other mineral exploration or development programs, except that the Fund may invest in the securities of companies (other than those which are not readily marketable), which own or deal in such things.

With respect to the percentages adopted by the Trust as maximum limitations on the Fund’s investment policies and restrictions, an excess above the fixed percentage (except for the percentage limitations relative to the borrowing of money) will not be a violation of the policy or restriction unless the excess results immediately and directly from the acquisition of any security or the action taken.

The Fund does not presently intend to pledge the assets of the Fund as described above in the first investment limitation set forth above.  The Fund has never made, nor does it presently intend to make, short sales of securities “against the box” as described in the fourth investment limitationset forth above. The ninth investment limitation set forth above is understood to mean that the Fund will neither purchase nor sell the types of investments described therein. The statements of intention in this paragraph reflect the non-fundamental policies, which may be changed by the Board of Trustees without shareholder approval.

PORTFOLIO TURNOVER

The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year, exclusive of short-term instruments, by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year.  High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund, and may result in the Fund recognizing greater amounts of income and capital gains, which would increase the amount of income and capital gains which the Fund must distribute to its shareholders in order to maintain its status as a regulated investment company and to avoid the imposition of federal income or excise taxes.  See “Taxes.” A 100% turnover rate would occur if all of the Fund’s portfolio securities were replaced once within a one year period.

Generally, the Fund intends to invest for long-term purposes.  However, the rate of portfolio turnover will depend upon market and other conditions, and the Fund’s longer term perspective will not be a limiting factor when the Adviser believes that portfolio changes are appropriate.  For the fiscal years ended March 31, 2013, 2012, and 2011,  the Fund’s portfolio turnover rates were 194%, 184%, and 169%, , respectively. The Fund’s high portfolio turnover rate during the fiscal years ended March 31, 2012, and March 31, 2011, respectively, resulted from a number of factors, including the Adviser’s sales of certain portfolio securities at a gain in an effort to utilize tax loss carry forwards from previous years. The Fund’s high portfolio turnover rate during the fiscal year ended March 31, 2013, resulted from a number of factors, including the restructuring of the Fund’s portfolio following the appointment of a new portfolio manager on February 1, 2013.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Fund has adopted policies and procedures concerning the dissemination of information about the portfolio securities holdings of the funds by employees, officers and/or directors of the Adviser, the Distributor and the Transfer Agent.  These policies are designed to assure that non-public information about portfolio securities is distributed only for a legitimate business purpose, and is done in a manner that (a) conforms to applicable laws and regulations and (b) is designed to prevent that information from being used in a way that could negatively affect the fund’s investment program or enable third parties to use that information in a manner that is harmful to the Fund.

The Fund’s portfolio holdings are made publicly available no later than 60 days after the close of each of the Fund’s fiscal quarters in semi-annual and annual reports to shareholders, or in its Statements of Investments on Form N-Q, which are publicly available at the SEC.  Until publicly disclosed, the Fund’s portfolio holdings are proprietary, confidential business information.  While recognizing the importance of providing Fund shareholders with information about their Fund’s investments and providing portfolio information to a variety of third parties to assist with the management, distribution and administrative process, such need for transparency must be balanced against the risk that third parties who gain access to the Fund’s portfolio holdings information could attempt to use that information to trade ahead of or against the fund, which could negatively affect the prices that the Fund is able to obtain in portfolio transactions or the availability of the portfolio securities that portfolio managers are trading in on the fund’s behalf.

The Fund’s Investment Adviser, its affiliates and their respective employees, officers and directors shall neither solicit nor accept any compensation or other consideration (including any agreement to maintain assets in the Fund or in other investment companies or accounts managed by the Investment Adviser or any affiliated person of the Investment Adviser) in connection with the disclosure of the Fund’s non-public portfolio holdings.  The receipt of investment Advisory fees or other fees and compensation paid to the Investment Adviser and its affiliates pursuant to agreements approved by the Fund’s Board of Trustees shall not be deemed “compensation” or “consideration” for these purposes.

Complete Fund portfolio holdings positions may be released to the following categories of entities or individuals on an ongoing basis, provided that such entity or individual either (1) has signed an agreement to keep such information confidential and not trade on the basis of such information , or (2) is subject to a fiduciary obligation, as a member of the Fund’s Board of Trustees, or as an employee, officer and/or director of the Investment Adviser, Distributor or Transfer Agent, or their respective legal counsel, not to disclose such information except in conformity with these policies and procedures and not to trade for her/her personal account on the basis of such information:

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Employees of the Fund’s Investment Adviser, Distributor and Transfer Agent who need to have access to such information (as determined by senior officers of such entity);

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The Fund’s certified public accountants and independent registered public accounting firm;

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Members of the Fund’s Board of Trustees;

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The Fund’s custodian bank;

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A proxy voting service designated by the Fund and its Board of Trustees;

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Rating/ranking organizations (such as Lipper and Morningstar);

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Portfolio pricing services retained by the Investment Adviser to provide portfolio security prices, and Dealers, to obtain bids (price quotations, if securities are not priced by the Fund’s regular pricing services).

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Portfolio holdings information (which may include information on a Fund’s entire portfolio or individual securities therein) may be provided by senior officers of the Investment Adviser or attorneys, if any, on the staff of the Investment Adviser, Distributor, or Transfer Agent, in the following circumstances:

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Response to legal process in litigation matters, such as responses to subpoenas or in class action matters where the Fund may be part of the plaintiff class (and seeks recovery for losses on a security) or a defendant;

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Response to regulatory requests for information (the SEC, NASD, state securities regulators, and/or foreign securities authorities, including without limitation, requests for information in inspections or for position reporting purposes);

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To potential sub-Advisers of portfolios (pursuant to confidential agreements);

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To consultants for retirement plans for plan sponsors/discussion at due diligence meetings (pursuant to a confidentiality agreement);

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Investment bankers in connection with merger discussions (but only pursuant to confidentiality agreements)

The Fund’s shareholders may, under unusual circumstances (such as lack of liquidity in the Fund’s portfolio to meet redemptions), receive redemption proceeds of their fund shares paid as pro rata shares of securities held in the Fund’s portfolio.  In such circumstances, disclosure of the Fund’s portfolio holdings may be made to such shareholders, and such shareholders will be required to maintain any disclosures made concerning the Fund’s portfolio holdings in confidence and refrain from trading on that information.

The Chief Compliance Officer of the Fund, the Investment Adviser, the Distributor and Transfer Agent (each a “CCO” and collectively, the “CCOs”) oversee the compliance by the Investment Adviser, the Distributor the Transfer Agent and their respective personnel with these policies and procedures.  At least annually, the CCO provides a report to the Board of Trustees on such compliance oversight and on the categories of entities and individuals to which disclosure of portfolio holdings of the Funds has been made during the preceding year pursuant to these policies.  The CCO of the Fund is required to report to the Board of Trustees any material violation of these policies and procedures during the previous calendar quarter and shall make a recommendation to the Board of Trustees and to the Investment Adviser, the Distributor and the Transfer Agent as to any amendments that the CCO believes are necessary and desirable to carry out or improve these policies and procedures.

EXCESSIVE TRADING POLICIES AND PROCEDURES

The policies and procedures adopted by the Board of Trustees with respect to short-term and excessive trading of Fund shares are described in the Prospectus.  The Fund has no arrangements with any person to permit market timing.

MANAGEMENT OF THE FUND

OVERSIGHT ROLE OF THE BOARD OF TRUSTEES; BOARD COMPOSITION AND STRUCTURE

The Fund is governed by a Board of Trustees which is responsible for protecting the interests of shareholders under Massachusetts law and Federal law.  The Board is led by Mark Wadach, an independent trustee, who is not an “interested person” of the Fund as that term is defined in the Investment Company Act of 1940.  The lead Independent Trustee chairs meetings or executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas and facilitates communication among the Independent Trustees, and management. The Independent Trustees do not have counsel separate from counsel to the Fund. The Board meets periodically throughout the year to oversee the Fund’s activities, review its performance, oversee the potential conflicts of interest that could affect the Fund, and review the activities of the Adviser.

The role of the Board of Trustees in management of the Fund is oversight. The Board is assisted in its oversight role by an Audit Committee, and a Valuation Committee.

The Board of Trustees has established an Audit Committee, which oversees the Fund’s accounting and financial reporting policies, as well as the independent audit of its financial statements. Effective as of March 30, 2013, the members of the Audit Committee are Mark Wadach (Chairman) and Lawton A. Williamson, both of whom are Independent Trustees. The Audit Committee does not currently have a financial expert. The Audit Committee held four meetings during the fiscal year ended March 31, 2013.

The Board of Trustees has also established a Valuation Committee, to which the Board has delegated certain responsibilities in connection with procedures adopted by the Board that are intended to enable proper valuation of the portfolio securities of the Fund. Effective as of March 31 2013, the Valuation Committee consists of, Mark Wadach (Chairman), Lawton Williamson and Joseph Masella.  The Valuation Commitee met four times during the fiscal year ended March 31, 2013.  Mr. Williamson was elected to the Board of Directors on March 29, 2013; he did not attend any meetings of the Audit Committee or the Valuation Committee during the fiscal year ended March 31, 2013.

The Board of Trustees does not currently have a Nominating Committee or a Compensation Committee.  Nevertheless, the Board of Trustees has delegated the selection and nomination of individuals to serve as Independent Trustees to the two members of the Board who are Independent Trustees, Mark Wadach and Lawton Williamson. While the Independent Trustees have not established specific qualifications that they believe must be met by a nominee, the Independent Trustees may consider an individual’s educational background and professional experience, and whether his or her background and experience will contribute in a significant way to the Board’s deliberations.  The Independent Trustees may consider information provided by the Adviser and its affiliates in connection with the nomination process, but is not required to do so.  With the exception of instances where shareholder approval is required to elect new Trustees, the Board of Trustees may elect new Trustees. Set forth below in the section captioned “Officers and Trustees” is a brief discussion of the experience, qualifications, attributes or skills of each member of the Board that led the Board to conclude that he should serve as a Trustee.

The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations relating to specific operational and investment functions, such as trading practices (including brokerage allocation and execution) and investment research. From time to time, the Board also receives reports from counsel regarding regulatory compliance and governance matters. The Board has adopted policies and procedures designed to address a variety of operational and compliance matters. In addition, the Adviser has adopted certain policies, procedures and controls designed to address particular risks to the Fund’s portfolio. However, the Board recognizes that it is not possible to eliminate all of the risks which might affect the Fund’s Portfolio. The Board’s oversight role does not make the Board a guarantor of the Fund’s portfolio activities.

 The 1940 Act requires that at least 40% of the Fund’s trustees  be trustees who are not “interested trustees” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Moreover, in order to rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees  must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, two-thirds of the Fund’s Trustees are Independent Trustees.

The Board has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.

TRUSTEES AND OFFICERS

Overall responsibility for management of the Trust rests with the Board of Trustees (“Board”).  The Board, in turn, elects the Officers of the Trust to actively supervise its day-to-day operations.  One of the three Trustees is an “interested person” of the Trust, as defined by the 1940 Act.  Two of the Trustees are not “interested persons” of the Trust, and are referred to as Independent Trustees.

Each trustee has served the Fund in the following capacities from the following dates:

Position

Length of Service

Joseph Masella

Trustee

Since 1997

Mark Wadach

Trustee

Since 1997

Lawton  A. Williamson

Trustee

Since 2013

 Mr. Masella has served as a Trustee since 1997. He served as an Independent Trustee of the Fund from 1997 – October, 2011, at which time his status changed to that of an “Interested Trustee.”  Mr. Masella, who has a financial services and  legal background, spent over thirty years in various executive positions in the insurance industry. He brings integrity and a practical business perspective to the role of Trustee. In October of 2011, Mr. Masella became the Chief Executive Officer of Pinnacle Capital Management, LLC, a registered investment adviser.  Pinnacle Capital Management, LLC , a subsidiary of Pinnacle Holding Company, LLC, is an affiliate of Pinnacle Investments, LLC, the Fund’s principal underwriter.  Mr. Masella is also a director of Pinnacle Holding Company, LLC.

Mr. Wadach has also served as a Trustee since 1997. He brings integrity and a practical business perspective to the role of Trustee. Mr. Wadach was member of the Syracuse University basketball team during his undergraduate days.

On March 29, 2013, Mr. Williamson was elected to serve as an Independent Trustee, to fill the vacancy created as a result of the resignation of John Dobek on that date.  Mr. Dobek had served as an Independent Trustee since 2007.  He brings integrity and substantial business experience gained in a highly regulated industry.

The principal business occupation of each of the Trustees during at least the past five years is set forth in the chart below.  None of the Trustees serves as a director or trustee for any other registered investment company or as a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or that is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934.

Independent Trustees*

Name	Age	Position With the Fund	Principal Occupation	Number of Portfolios Overseen
Mark Wadach	62	Trustee	Sales Representative for Upstate Utilities Inc. (utilities, telecom and cellular) from 2007 – Present.	1
Lawton A. Williamson	56	Trustee	Director, Community Employment, Onondaga Community Living, Inc. from 2000 – Present.	1

* The principal business address of each Independent Trustee is 507 Plum Street, Syracuse, NY 13204.  Neither Mr. Wadach nor Mr. Williamson currently serves as a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (Exchange Act) or subject to Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Interested Trustee**

Name	Age	Position With the Fund	Principal Occupation	Number of Portfolios Overseen
Joseph Masella	63	Trustee	Chief Executive Officer, Pinnacle Capital Management, LLC October 2011 – Present; Director and Various Officer Positions, Unity Mutual Life Insurance Company, August 1978 – June 2011.	1

** Mr. Masella’s principal business address is 100 Limestone Plaza, Fayetteville, NY 13066.  Mr. Masella is an “interested person” of the Fund as a result of his position with Pinnacle Holding Company, LLC, the parent company of the Fund’s Distributor.  He does not currently serve as a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Exchange Act or any other company registered as an investment company under the Investment Company Act of 1940.

Trustees’ Ownership of Fund Shares.  The following table shows each Trustee’s beneficial ownership of shares of the Fund and, on an aggregate basis, of shares of all funds within the complex overseen by the Trustee.  Information is provided as March 31, 2013.

Name of Trustee	Dollar Range of Fund Shares Owned by Trustee	Aggregate Dollar Range of Shares of All Funds Overseen by Trustee

Joseph Masella	Over $100,000	Over $100,000
Mark E. Wadach	$1- $10,000	$1- $10,000
Lawton A. Williamson	-0-	-0-

Name	Age	Position with the Fund	Principal Occupation	Number of Portfolios Overseen
Robert Cuculich	57	President since June 2013; Portfolio Manager since February 2013	President of Pinnacle Advisors LLC since June 2013; Registered Representative with Pinnacle Investments, LLC since 2008.	N/A
Ben Quilty	31	Vice President and Treasurer since June 2013	CCO of Pinnacle Advisors LLC since June 2013; Registered Representative with Pinnacle Investments, LLC since 2010.	N/A
Susan O’Connor	51	Secretary since June 2013	Sales Assistant, UBS, 2006-2009; Administrative Assistant, Branch Operations, Pinnacle Investments, LLC, 2009-Present; Branch Operations, Pinnacle Capital Management, LLC, 2009-Present.	N/A
Kevin McClelland	27	Vice President since June 2013; Chief Compliance Officer since March 2013	Business Analyst, Pinnacle Investments, LLC 20008-2010; CCO, Pinnacle Capital Management, LLC , 2010-Present	N/A

* The principal business address of Messrs. Cuculich and Quilty is 507 Plum Street, Syracuse, NY 13204.

**The principal business address of Ms. O’Connor and Mr. McClelland is 100 Limestone Plaza, Fayetteville, NY 13066.

Officer and Trustee Compensation.  With the exception of Mr.McClelland, who is affiliated with the Underwriter, no director, officer or employee of the Adviser or the Underwriter receives any compensation from the Trust for serving as an officer or Trustee of the Trust. Mr. McClelland receives a salary from the Trust for his services as Chief Compliance Officer. Each Trustee who is not an “interested person” of the Trust receives from the Trust a fee of $500.00 for attendance in person at each meeting of the Board of Trustees, plus reimbursement of travel and other expenses incurred in attending meetings.  Each Trustee who is not an “interested person” of the Trust receives from the Trust a fee of $250.00 for each meeting of the Board of Trustees held via telephone conference.

The following table provides compensation amounts paid during the fiscal year ended March 31, 2013 to Trustees who are not “interested persons” of the Trusts:

Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Fund and Fund Complex Paid to Trustees
John R. Dobek	$4,500.00	N/A	N/A	$4,500.00
Mark E. Wadach	$4,500.00	N/A	N/A	$4,500.00
Lawton Williamson	None	N/A	N/A	None
Joseph Masella	None	None	None	None

Mr. Dobek served as trustee from 2007 to March 29, 2013.  During the fiscal year ended March 31, 2013, no officers of the Trust received compensation from the Fund in excess of $60,000.

THE INVESTMENT ADVISER

Pinnacle Advisors LLC (the “Adviser”), 507 Plum Street, Syracuse, New York 13057, is the Fund’s investment manager.  Robert Cuculich, as the President and a member of the Adviser, may directly or indirectly receive benefits from the advisory fees, if any,  paid to the Adviser.

The Investment Advisory Agreement.  Under the terms of the Investment Advisory Agreement between the Trust and the Adviser (“Advisory Agreement”), the Adviser manages the Fund’s investments.  The Fund pays the Adviser a fee computed and accrued daily and paid monthly at an annual rate of 1% of its average daily net assets up to $100 million, .95% of such assets from $100 million to $200 million and .85% of such assets in excess of $200 million.

During the fiscal year ended March 31, 2013, the Fund paid the Adviser a fee of $19,948. The Adviser voluntarily waived a portion of the fee that it was entitled to receive ($2,579) during fiscal 2013. The Adviser is not under any contractual obligation to waive advisory fees.  During the fiscal years ended March 31, 2012 and 2011 the Fund paid the Adviser fees of $25,970 and $27,252 respectively.

The Fund is responsible for the payment of all expenses incurred in connection with the registration of shares and operations of the Fund, including fees and expenses in connection with membership in investment company organizations, brokerage fees and commissions, legal, auditing and accounting expenses, expenses of registering shares under federal and state securities laws, expenses related to the distribution of the Fund’s shares (see “Distribution Plan”), insurance expenses, taxes or governmental fees, fees and expenses of the custodian, transfer agent and accounting and pricing agent of the Fund, fees and expenses of members of the Board of Trustees who are not interested persons of the Trust, the cost of preparing and distributing prospectuses, statements, reports and other documents to shareholders, expenses of shareholders’ meetings and proxy solicitations, and such extraordinary or non-recurring expenses as may arise, such as litigation to which the Fund may be a party.  The Fund may have an obligation to indemnify the Trust’s officers and Trustees with respect to such litigation, except in instances of willful misfeasance, bad faith, gross negligence or reckless disregard by such officers and Trustees in the performance of their duties.  The compensation and expenses of any officer, Trustee or employee of the Trust, who is an officer, director, employee or stockholder of the Adviser are paid by the Adviser.

By its terms, the Advisory Agreement will remain in force until March 31, 2014, and from year to year thereafter, subject to annual approval by (a) the Board of Trustees or (b) a vote of the majority of the Fund’s outstanding voting securities; provided that in either event continuance is also approved by a majority of the Trustees who are not interested persons of the Trust, by a vote cast in person at a meeting called for the purpose of voting such approval.  The Advisory Agreement may be terminated at any time, on sixty days’ written notice, without the payment of any penalty, by the Board of Trustees, by a vote of the majority of the Fund’s outstanding voting securities, or by the Adviser.  The Advisory Agreement automatically terminates in the event of its assignment, as defined by the 1940 Act and the rules there under.

Annual Approval of the Investment Advisory Agreement.   Each year the Board of Trustees, including a majority of the independent Trustees, is required to determine whether to renew the Advisory Agreement.  The 1940 Act requires that the Board request and evaluate, and that the Adviser provide, such information as may be reasonably necessary to evaluate the terms of the Advisory Agreement.  The factors considered by the Board of Trustees, including a majority of the independent Trustees, in connection with its most recent approval of the continuation of the Advisory Agreement is set forth in the Fund’s Annual Report Shareholders dated as of March 31, 2012.

PORTFOLIO MANAGER

Robert Cuculich replaced Michael Samoraj as Portfolio Manager of the Fund on February 1, 2013. In his role as Portfolio Manager, Mr. Cuculich is responsible for the day-to-day management of the Fund’s investments.  Mr. Cuculich is an employee of both the Adviser and Pinnacle Investments, LLC, a registered broker-dealer and registered investment adviser, which serves as principal underwriter of the Fund (the “Underwriter”).

In his capacity as a registered representative of the Underwriter, Mr. Cuculich is also engaged in a retail securities brokerage business, and in that capacity, handles accounts for customers of the Underwriter on a non-discretionary basis.  Prior to his appointment as Portfolio Manager, Mr. Cuculich had not managed any mutual fund portfolios or any other client accounts on a discretionary basis. He does not currently manage other portfolios or accounts other than the portfolio assets of the Fund on a discretionary basis. The following table provides information regarding the portfolios and accounts managed by Mr. Cuculich as ofMarch 31, 2013. The single investment company portfolio for which Mr. Cuculich is responsible does not have and advisory fee based on performance.

Portfolio Manager	Registered Investment Companies Managed	Total Assets in Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Total Assets in Other Pooled Investment Vehicles Managed	Other Accounts Managed	Total Assets in Other Accounts Managed
Robert Cuculich	1	$1,671,329.90	0	0	0	0

► Conflicts of Interest.  As indicated above, Mr. Cuculich serves as the Portfolio Manager for the Fund.  Mr. Cuculich is also employed by the Underwriter, which is engaged in the retail securities brokerage business, and, as a Financial Consultant, he also handles other accounts for retail customers of the Underwriter on a non-discretionary basis. As a consequence, Mr. Cuculich allocates his time among his portfolio management responsibilities and his responsibilities to retail customers of the Underwriter.  In addition, Mr. Cuculich receives compensation from the Fund in the form of service fees that are attributable to shares of the Fund held by retail accounts of the Underwriter for which he is the broker of record.  Mr. Cuculich’s multiple roles could result in conflicts of interest between his responsibilities to the Fund and his responsibilities to retail customers of the Underwriter.  Such conflicts could occur whether the investment objectives and strategies of those customers are the same as, or different, from, the Fund’s investment objectives and strategies.  For example the Portfolio Manager may need to allocate investment opportunities between the Fund and another account having similar investment objectives and strategies, or he may need to execute transactions for another fund or account that could have a negative impact on the value of securities held by the Fund.  Not all accounts handled by the Portfolio Manager have a fee structure that is the same as or similar to that of the Fund.  In fact, the Portfolio Manager may receive transaction-based compensation in the form of commissions on certain accounts rather than a fee.  If the compensation structure of another account is more advantageous to the Underwriter than the fee structure of the Fund, the Portfolio Manager could have an incentive to favor that other account. However, the Adviser’s compliance procedures and Code of Ethics recognize the Advisor’s fiduciary obligation to treat all of its clients, including the Fund, fairly and equitably, and are designed to preclude the Portfolio Managers from favoring one client over another.  It is possible, of course, that those compliance procedures and the Code of Ethics may not always be adequate to do so.

►Compensation of the Portfolio Manager.  Robert Cuculich, the Fund’s Portfolio Manager is an employee of both the Adviser and the Underwriter. While he receives compensation from the Underwriter in the form of commissions on securities transactions and compensation from the Fund in the form of service fees that are attributable to shares of the Fund held by retail accounts of the Underwriter for which he is the broker of record, he does currently not receive compensation directly from the Adviser for the portfolio management services that he provides to the Fund. Neither the Adviser nor Mr. Cuculich receives compensation in the form of a performance fee. Because Mr. Cuculich owns an equity interest in the Adviser, he may indirectly receive compensation from the Fund resulting from advisory fees, if any, paid by the Fund to the Adviser.

►Ownership of Fund Shares.  The following table shows the Portfolio Manager’s beneficial ownership of shares of the Fund as ofMarch 31, 2013.

Name of Portfolio Manager	Dollar Range of Fund Shares Owned	Aggregate Dollar Range of Shares of All Funds Overseen
Robert Cuculich	$10,001 - $50,000	-0-

THE UNDERWRITER

Pinnacle Investments, Inc., 507 Plum Street, Syracuse, NY 13204, is the principal underwriter of the Fund and, as such, is the exclusive agent for distribution of shares of the Fund.  The Underwriter is obligated to sell the shares on a best efforts basis only against purchase orders for the shares.

Shares of the Fund are offered to the public on a continuous basis subject to a front-end sales charge (load) which decreases as a percentage of the public offering price as determined by a breakpoint schedule at successively higher levels of investment. As described in the Prospectus dated August  __, 2013, the front-end sales charge is eliminated on purchases of $1 million or more and in certain other circumstances

The Underwriter allows concessions to dealers who sell shares of the Fund. During the fiscal years ended March 31, 2013, March 31, 2012, and March 13, 2011, the aggregate commissions collected on sales of the Fund’s shares were $7,892, $330 and $9,822 respectively, of which the Underwriter paid $7,026, $297, and $8, 559 respectively, to unaffiliated broker-dealers in the selling network and retained $866, $33,  and $1,063 respectively, from underwriting and broker commissions.

By its terms, the Trust’s Underwriting Agreement will remain in force until March 31, 2014, and from year to year thereafter, subject to annual approval by (a) the Board of Trustees or (b) a vote of the majority of the Fund’s outstanding voting securities; provided that in either event continuance is also approved by a majority of the Trustees who are not interested persons of the Trust, by a vote cast in person at a meeting called for the purpose of voting such approval.  The Underwriting Agreement may be terminated at any time, on sixty days’ written notice, without the payment of any penalty, by the Board of Trustees, by a vote of the majority of the Fund’s outstanding voting securities, or by the Underwriter.  The Underwriting Agreement automatically terminates in the event of its assignment, as defined by the 1940 Act and the rules there under.

Robert Cuculich is an affiliated person of the Trust, the Adviser  and the Underwriter.  He is the President of,  and owns an equity interest in,  the Adviser.  As such, Mr. Cuculich may directly or indirectly receive benefits from the advisory fees paid to the Adviser as well as revenues received by the Underwriter.  The Underwriter receives revenues from the Fund  in the form of:  (i)  the portion of the initial sales charge retained by the Underwriter;  (ii) commissions received by the Underwriter as a result of its execution of portfolio transactions for the Fund; and (iii) service fees received  as a result of the Fund’s Service Fee Plan. He  has been employed by Pinnacle Investments, LLC, the Principal Underwriter of the Fund during the past five years.  Mr. Cuculich is eligible to receive, and does receive compensation from the Fund indirectly in the form of services fees on accounts for which he serves as broker of record.

Service Fee Plan and Agreement.   The Fund adopted a Service Fee Plan and Agreement effective as of July 30, 2007, pursuant to which the Fund is permitted to reimburse the Underwriter for a portion of its costs incurred in connection with the personal service and the maintenance of shareholder accounts (“Accounts”) that hold shares of the Fund (“Shares”).  The Underwriter is authorized under the Plan to pay “Recipients” as hereinafter defined, for rendering services and for the maintenance of Accounts.  Under the Plan, which is intended to comply with NASD Conduct Rule 2830, the Recipients are intended to have certain rights as third-party beneficiaries under this Plan.  The Plan is not intended to be a distribution plan within the meaning of Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”). As a result of his role as a registered representative with the Underwriter, Mr. Cuculich derives economic benefits from the Plan in the form of service fees.

SECURITIES TRANSACTIONS

Decisions to buy and sell securities for the Fund and the placing of the Fund’s securities transactions and negotiation of commission rates where applicable are made by the Adviser and are subject to review by the Board of Trustees of the Trust.  In connection with the purchase and sale of portfolio securities, the Adviser seeks best execution for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), the execution capability, financial responsibility and responsiveness of the broker or dealer and the brokerage and research services provided by the broker or dealer.  The Adviser generally seeks favorable prices and commission rates that are reasonable in relation to the benefits received.

Subject to the requirements of the 1940 Act, subject to the Adviser’s duty to seek best execution, and subject to certain procedures adopted by the Board of Trustees, the Adviser may execute portfolio transactions on behalf of the Fund through any broker or dealer and pay brokerage commissions to a broker (i) which is an affiliated person of the Trust, or (ii) which is an affiliated person of such person, or (iii) an affiliated person of which is an affiliated person of the Trust, the Adviser or the Underwriter. The procedures adopted by the Fund are designed to ensure that  compensation paid to the Underwriter, which is an affiliate of the Fund,  in connection with such transactions are consistent with the requirements of applicable rules under the 1940 Act.  These procedures require board oversight of the Fund’s brokerage transactions effected through the Underwriter.

During the fiscal years ended March 31, 2013, 2012, and 2011, the Fund paid brokerage commissions of $21,552 $27,505,and $28,010, respectively. With respect to the fiscal year ended March 31, 2013 , the Underwriter received 100.00% of the Fund’s aggregate brokerage commissions for effecting 100.00% of the aggregate dollar amount of transactions involving brokerage commissions.

.

The Fund has no obligation to deal with any broker or dealer in the execution of securities transactions.  However, subject to board oversight, the Underwriter and other affiliates of the Trust or the Adviser may affect securities transactions, which are executed on a national securities exchange or transactions in the over-the-counter market conducted on an agency basis.  The Fund will not effect any brokerage transactions in its portfolio securities with the Underwriter if such transactions would be unfair or unreasonable to its shareholders.  Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers.  Although the Fund does not anticipate any ongoing arrangements with other brokerage firms, brokerage business may be transacted from time to time with various firms.  Neither the Underwriter nor affiliates of the Trust, the Adviser or the Underwriter will receive reciprocal brokerage business as a result of the brokerage business transacted by the Fund with any brokers.  During the fiscal years ended March 31, 2013, 2012, and 2011, , the Fund paid brokerage commissions to the Underwriter of $21,552, $27,505, and $28,010, Respectively.

Code of Ethics.  The Trust, the Adviser and the Underwriter have each adopted a Code of Ethics under Rule 17j-1 of the 1940 Act, which permits personnel to invest in securities that may be purchased or held by the Fund.  The Code of Ethics adopted by the Trust, the Adviser and the Underwriter are on public file with, and are available from, the Securities and Exchange Commission.

CALCULATION OF SHARE PRICE

Shares of the Fund are offered to the public on a continuous basis at net asset value plus the applicable initial sales charge.  The net asset value of the shares of the Fund is determined as of the close of the regular session of trading on the New York Stock Exchange (the “NYSE”) (normally 4:00 p.m., Eastern time) on each day the Trust is open for business.  The Trust is open for business on every day except Saturdays, Sundays and the following holidays: New Year’s Day, Martin Luther King, Jr.  Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The Trust may also be open for business on other days in which there is sufficient trading in the Fund’s portfolio securities that its net asset value might be materially affected.

In valuing the assets of the Fund for purposes of computing net asset value, securities are valued at market value as of the close of trading on each business day when the NYSE is open.  Securities listed on the NYSE or other exchanges are valued on the basis of the last sale price on the exchange on which they are primarily traded.  However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price will be used.  If there are no sales on that day, the securities are valued at the closing bid prices on the NYSE or other primary exchange for that day.  Securities traded in the over-the-counter market are valued on the basis of the last sale price as reported by Nasdaq.  If there are no sales on that day, the securities are valued at the mean between the closing bid and asked prices as reported by Nasdaq.  Securities (and other assets) for which market quotations are not readily available are valued at their fair value as determined in good faith in accordance with procedures established by the Board of Trustees.  Debt securities will be valued at their current market value when available or at their fair value, which for securities with remaining maturities of 60 days or less has been determined in good faith to be represented by amortized cost value, absent unusual circumstances.  One or more pricing services may be utilized to determine the fair value of securities held by the Fund.  The Board of Trustees will review and monitor the methods used by such services to assure its members that securities are appropriately valued.

TAXES

The Prospectus describes generally the tax treatment of distributions by the Fund.  This section of the Statement of Additional Information includes additional information concerning federal taxes.

The Fund has qualified and intends to continue to qualify annually for the special tax treatment afforded a “regulated investment company” under Subchapter M of the Internal Revenue Code so that it does not pay federal taxes on income and capital gains distributed to shareholders.  To so qualify the Fund must, among other things, (1) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currency, or certain other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in stock, securities or currencies; and (2) diversify its holdings so that at the end of each quarter of its taxable year the following two conditions are met: (a) at least 50% of the value of the Fund’s total assets is represented by cash, U.S. Government securities, securities of other regulated investment companies and other securities (for this purpose such other securities will qualify only if the Fund’s investment is limited in respect to any issuer to an amount not greater than 5% of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (b) not more than 25% of the value of the Fund’s assets is invested in securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies).

The Fund’s net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carryforwards. Capital losses may be carried forward to offset any capital gains for eight years, after which any undeducted capital loss remaining is lost as a deduction.  As of March 31, 2013, the Fund had capital loss carryforwards for federal income tax purposes of approximately $1,170.825 of which $267,408 will expire in 2014, $574,625will expire in 2018, and $328,794 has no expiration.

A federal excise tax at the rate of 4% will be imposed on the excess, if any, of the Fund’s “required distribution” over actual distributions in any calendar year.  Generally, the “required distribution” is 98% of a Fund’s ordinary income for the calendar year plus 98% of its net capital gains recognized during the one year period ending on October 31 of the calendar year plus undistributed amounts from prior years.  The Fund intends to make distributions sufficient to avoid imposition of the excise tax.

The Trust is required to withhold and remit to the U.S. Treasury a portion (currently 30%) of dividend income on any account unless the shareholder provides a taxpayer identification number and certifies that such number is correct and that the shareholder is not subject to backup withholding.

REDEMPTION IN KIND

The Fund, when it is deemed to be in the best interests of the Fund’s shareholders, may make payment for shares repurchased or redeemed in whole or in part in securities of the Fund taken at current value.  If any such redemption in kind is to be made, the Fund intends to make an election pursuant to Rule 18f-1 under the 1940 Act.  This election will require the Fund to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90-day period for any one shareholder.  Should payment be made in securities, the redeeming shareholder will generally incur brokerage costs in converting such securities to cash.  Portfolio securities, which are issued as an in-kind redemption will be readily marketable.

HISTORICAL PERFORMANCE INFORMATION

From time to time, the Fund may advertise average annual total return.  Average annual total return quotations will be computed by finding the average annual compounded rates of return over 1, 5 and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n = ERV

Where:

P

=

a hypothetical initial payment of $1,000

T

=

average annual total return

n

=

number of years

ERV

=

ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 and 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof)

The calculation of average annual total return assumes the reinvestment of all dividends and distributions and the deduction of the current maximum sales charge from the initial $1,000 payment.  If the Fund has been in existence less than one, five or ten years, the time period since the date of the initial public offering of shares will be substituted for the periods stated.  The average annual total returns of the Fund for the periods ended March 31, 2013 are as follows:

1 year

            (11.86)%

5 years

(4.89)%

           10 years

0.60%

The Fund may also advertise total return (a “non-standardized quotation”) which is calculated differently from average annual total return.  A non-standardized quotation of total return may be a cumulative return which measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions.  This computation does not include the effect of the applicable sales charge, which if included, would reduce total return.  A non-standardized quotation may also indicate average annual compounded rates of return without including the effect of the applicable sales charge or over periods other than those specified for average annual total return.  For example, the Fund’s average annual compounded rates of return (computed without the applicable sales charge) for the one-year period ended March 31, 2013, for the five-year period ended March 31, 2013 and for the ten-year period ended March 31, 2013 are (9.57)%, (4.41)%, and, 0.85% respectively.  A non-standardized quotation of total return will always be accompanied by the Fund’s average annual total returns as described above.

The performance quotations described above are based on historical earnings and are not intended to indicate future performance.

The Fund’s performance may be compared in advertisements, sales literature and other communications to the performance of other mutual funds having similar objectives or to standardized indices or other measures of investment performance.  In particular, the Fund may compare its performance to the S&P 500 Index, which is generally considered to be representative of the performance of unmanaged common stocks that are publicly traded in the United States securities markets.  Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service, such as Lipper Inc. or Morningstar, Inc., or by one or more newspapers, newsletters or financial periodicals.  Performance comparisons may be useful to investors who wish to compare the Fund’s past performance to that of other mutual funds and investment products.  Of course, past performance is no guarantee of future results.

LIPPER INC. ranks funds in various fund categories by making comparative calculations using total return.  Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time.

MORNINGSTAR, INC., an independent rating service, rates more than 1,000 Nasdaq-listed mutual funds of all types, according to their risk-adjusted returns.  The maximum rating is five stars, and ratings are effective for two weeks.

Investors may use such performance comparisons to obtain a more complete view of the Fund’s performance before investing.  Of course, when comparing the Fund’s performance to any index, factors such as composition of the index and prevailing market conditions should be considered in assessing the significance of such comparisons.  When comparing funds using reporting services, or total return, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and compute offering price.  Advertisements and other sales literature for the Fund may quote total returns that are calculated on non-standardized base periods.  The total returns represent the historic change in the value of an investment in the Fund based on monthly reinvestment of dividends over a specified period of time.

From time to time the Fund may include in advertisements and other communications information, charts, and illustrations relating to inflation and the effects of inflation on the dollar, including the purchasing power of the dollar at various rates of inflation.  The Fund may also disclose from time to time information about its portfolio allocation and holdings at a particular date (including ratings of securities assigned by independent rating services such as Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc.).  The Fund may also depict the historical performance of the securities in which the Fund may invest over periods reflecting a variety of market or economic conditions either alone or in comparison with alternative investments, performance indices of those investments, or economic indicators.  The Fund may also include in advertisements and in materials furnished to present and prospective shareholders statements or illustrations relating to the appropriateness of types of securities and/or mutual funds that may be employed to meet specific financial goals, such as saving for retirement, children’s education, or other future needs.

PRINCIPAL SECURITY HOLDERS

As of  July 31,, 2013, National Financial Services LLC, for the exclusive benefit of various shareholders, owned of record 80.41% of the outstanding shares of the Fund and Community Bank, NA, for the exclusive benefit of Romano Auto Network, 6 Rhoads Drive, owned of record 10.98% of the outstanding shares of the Fund.

As of July 31, 2013, the Trustees and Officers of the Trust as a group owned of record or beneficially ______% of the outstanding shares of the Fund. As of that date, the Trustees owned the following amounts:  Mr. Masella, ______%;  Mr. Wadach, ______%; and Mr. Williamson , ______%; Mr. Cuculich, ______%, Mr. Quilty, ______%, Mr. McClelland, ______%, and Ms. O’Connor, ________%

CUSTODIAN

Huntington National Bank, 7 East Oval EA4E95, Columbus, OH 43219, serves as custodian for the Fund’s investments.  As custodian, Huntington National Bank is responsible for the safekeeping of the Fund’s portfolio securities and the collection of all income and other payments with respect thereto.  In addition, Huntington National Bank disburses funds as instructed and maintains records in connection with its duties.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Sanville & Company, 1514 Old York Road, Abington, PA currently serves as independent registered public accounting firm for the Trust.  Sanville & Company performs an annual audit of the Fund’s financial statements and advises the Fund as to certain accounting matters.

LEGAL COUNSEL

The law firm of Patricia C. Foster, Esq. PLLC of Pittsford, New York serves as counsel to the Fund.

TRANSFER AGENT

The Fund’s transfer agent, Mutual Shareholder Services LLC (“MSS”), 8000 Town Centre Dr., Suite 400, Broadview Heights., OH 44147, maintains the records of each shareholder’s account, answers shareholders’ inquiries concerning their accounts, processes purchases and redemptions of the Fund’s shares, acts as dividend and distribution disbursing agent and performs other shareholder service functions.  MSS receives from the Fund for its services as transfer agent a fee payable monthly at an annual rate of $11.50 per account, provided, however, that the minimum fee is $775 per month.  In addition, the Fund pays out-of-pocket expenses, including but not limited to, postage, envelopes, checks, drafts, forms, reports, record storage and communication lines.

MSS also provides accounting and pricing services to the Fund.  For calculating daily net asset value per share and maintaining such books and records as are necessary to enable MSS to perform its duties, the Fund pays MSS a base fee of $1,750 per month.  Since the fund is less than $10,000,000 MSS has reduced the above fees based on the assets of the fund.

MSS also provides limited administrative services to the Fund.  In this capacity, MSS supplies non-investment related statistical and research data, internal regulatory compliance services and executive and administrative services.  MSS supervises the preparation of reports to shareholders of the Fund, reports to and filings with the Securities and Exchange Commission and state securities commissions.

PROXY VOTING PROCEDURES

The Fund is required to disclose its complete proxy voting record on Form N-PX which is filed annually with the Securities and Exchange Commission (“SEC”).  Form N-PX, as filed, is available, free of charge, upon written request to the Fund at 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147 or calling toll free at 1-800-535-9169.  It is also available on the SEC’s website (www.SEC.gov.)

The Board of Trustees has approved proxy voting procedures for the Trust.  These procedures set forth the guidelines and procedures for the voting of proxies relating to securities held by the Fund.  The Trustees are responsible for overseeing the implementation of the procedures.  Records of the Fund’s proxy voting history are maintained and available for inspection.

Copies of the proxy voting procedure have been filed with the Securities and Exchange Commission, which may be reviewed and copies at the SEC’s Public Reference Room in Washington, D.C. and are also available on the SEC’s website (www.sec.gov).  A copy will also be sent to you, free of charge, upon your written request by writing to the Fund at 8000 Town Centre Drive, Ste 400, Broadview Heights, OH 44147, or calling toll free at 1-800-535-9169.  A copy of the Trust’s Proxy Voting Policy and Proxy Voting Procedures is also attached to this SAI as Exhibit B.

FINANCIAL STATEMENTS

The Fund’s audited financial statements included in the Fund’s Annual Report dated as of March 31, 2013, including the Notes thereto and the Report of Sanville & Company thereon are incorporated by reference into this Statement of Additional Information.

APPENDIX A – BOND RATINGS DEFINITIONS

The various ratings used by Moody’s Investors Service, Inc.  (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) are described below.  A rating by an NRSRO represents the organization’s opinion as to the credit quality of the security being traded.  However, the ratings are general and are not absolute standards of quality of guarantees as to the creditworthiness of an issuer.  Consequently, the Adviser believes that the quality of corporate bonds and preferred stocks in which the Fund may invest should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis.  A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitably for a particular investor.  When a security has received a rating from more than one NRSRO, each rating is evaluated independently.  Ratings are based on current information furnished by the issuer or obtained by the NRSROs from other resources that they consider reliable.  Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

THE RATINGS OF MOODY’S AND S&P FOR DEBT SECURITIES IN WHICH THE FUND MAY INVEST ARE AS FOLLOWS:

Moody’s

Aaa - Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa - Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A - Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa - Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

Ba - Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B - Obligations rated B are considered speculative and are subject to high credit risk.

Caa - Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca - Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C - Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Source:

https://www.moodys.com/sites/products/AboutMoodysRatingsAttachments/MoodysRatingsSymbolsand%20Definitions.pdf

S&P

‘AAA’—Extremely strong capacity to meet financial commitments. Highest Rating.
‘AA’—Very strong capacity to meet financial commitments.
‘A’—Strong capacity to meet financial commitments, but somewhat susceptible to adverse economic conditions and changes in circumstances.
‘BBB’—Adequate capacity to meet financial commitments, but more subject to adverse economic conditions.
‘BBB-‘—Considered lowest investment grade by market participants.
‘BB+’—Considered highest speculative grade by market participants.
‘BB’—Less vulnerable in the near-term but faces major ongoing uncertainties to adverse business, financial and economic conditions.
‘B’—More vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.
‘CCC’—Currently vulnerable and dependent on favorable business, financial and economic conditions to meet financial commitments.
‘CC’—Currently highly vulnerable.
‘C’—Currently highly vulnerable obligations and other defined circumstances.
‘D’—Payment default on financial commitments.

Note: Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Source:

http://www.standardandpoors.com/ratings/definitions-and-faqs/en/us

APPENDIX B

PROXY VOTING POLICY

OF

NYSA SERIES TRUST

Nysa Series  Trust (formerly known as “The New York State Opportunity Funds” and referred to herein as the “Trust”) is registered with the Securities and Exchange Commission (the “Commission”) as an open-end management investment company under the Investment Trust Act of 1940, as amended (the “1940 Act”).  The Trust is a series Trust, meaning that it can offer an indefinite number of series of Trust shares (each such series is called a “Fund” and together the “Funds”).  The Trust currently offers shares of a single Fund, but may offer shares of additional Funds in the future.  Although this policy will address itself to a single Fund, this policy applies equally with respect to the Trust’s currently existing Fund and any future Funds that may be offered by the Trust.

The Trust’s affairs are generally managed by its Board of Trustees (the “Board” or the “Trustees”).  Among its obligations to the Fund’s shareholders, the Board is responsible for voting all proxies related to securities held in each Fund’s investment portfolio.  The Board, consistent with its fiduciary duties and pursuant to applicable rules and regulations promulgated under the 1940 Act, has designed this proxy voting policy (the “Policy”) to reflect its commitment to vote all proxies in a manner consistent with the best interests of the Fund’s shareholders.  The Board or its designated agent(s), consistent with their duty of care, will monitor corporate actions for those securities issuers who have called upon their shareholders to vote proxies or attend shareholder meetings for the purpose of voting upon issues.  Consistent with its duty of loyalty, the Board or its designated agent(s) will, in all cases, vote such proxies in a manner designed to promote shareholders’ best interests.

KEY PROXY VOTING ISSUES

1.

General Policies

All proxy solicitations shall be reviewed on an issuer-by-issuer basis, and each item for which a vote is sought shall be considered in the context of the company under review and the various economic impacts such item may have on the Fund’s stated investment objectives.  The Board or its designated agent(s) will give great weight to the views of the issuer’s management, and in most cases will vote in favor of management’s recommendations unless it is apparent, after reasonable inquiry, that to vote in accordance with management recommendations would likely have a negative impact on the Fund’s shareholder value or conflict with the Fund’s policies regarding management and corporate governance.  In such cases, the Board or its designated agent(s) will engage in an independent analysis of the impact that the proposed action will have on shareholder values and will vote such items in accordance with their good faith conclusions as to the course of action that will best benefit the Fund’s shareholders.

2.

Boards of Directors

Electing directors is one of the most important rights of stock ownership that company shareholders can exercise.  The Trust believes that directors should act in the long-term interests of their shareholders and the company as a whole.  Generally, when called upon by an issuer to vote for one or more directors, the Board or its designated agent(s) will vote in favor of director nominees that have expressed and/or demonstrated a commitment to the interest of the company’s shareholders.  The Board or its designated agent(s) will consider the following factors in deciding how to vote proxies relating to director elections:

o

In re-electing incumbent directors, the long-term performance of the company relative to its peers shall be the key factor in whether the Board or its designated agent(s) votes to re-elect the director(s).

o

The Board or its designated agent(s) will not vote to re-elect a director if the company has had consistently poor performance relative to its peers in the industry, unless the director(s) has/have taken or is/are attempting to take tangible steps to improve the company’s performance.

o

Whether the slate of director nominees promotes a majority of independent directors on the full board.  The Board believes that it is in the best interest of all company shareholders to have, as a majority, directors that are independent of management.

o

A director nominee’s attendance at less than 75% of required meetings.  Frequent non-attendance at board meetings will be grounds for voting against re-election.

o

Existence of any prior SEC violations and/or other criminal offenses.  The Board will not vote in favor of a director nominee who, to Board or its designated agent(s) actual knowledge, is the subject of SEC or other criminal enforcement actions.

The Board believes that it is in the shareholders’ best interests to have knowledgeable and experienced directors serving on a company’s board.  To this end, the Board believes that companies should be allowed to establish director compensation packages that are designed to attract and retain such directors.  When called upon to vote for director compensation proposals, the Board or its designated agent(s) will consider whether such proposals are reasonable in relation to the company’s performance and resources, and are designed to attract qualified personnel yet do not overburden the company or result in a “windfall” to the directors.  The Board or its designated agent(s) will carefully consider proposals that seek to impose reasonable limits on director compensation.

In all other issues that may arise relating to directors, the Board or its designated agent(s) will vote against any proposal that clearly benefits directors at the expense of shareholders (excepting reasonable compensation to directors), and in favor of all proposals that do not unreasonably abrogate the rights of shareholders.  As previously stated, each issue will be analyzed on an item-by-item basis.

3.

Corporate Governance

Corporate governance issues may include, but are not limited to, the following:  (i) corporate defenses, (ii) corporate restructuring proposals, (iii) proposals affecting the capital structure of a company, (iv) proposals regarding executive compensation, or (v) proposals regarding the independent auditors of the company.  When called upon to vote on such items, the Board or its designated agent(s) shall consider, without limitation, the following factors:

i.

Corporate Defenses.  Although the Board or its designated agent(s) will review each proposal on a case-by-case basis, the Board or its designated agent(s) will generally vote against management proposals that (a) seek to insulate management from all threats of change in control, (b) provide the board with veto power against all takeover bids, (c) allow management or the board of the company to buy shares from particular shareholders at a premium at the expense of the majority of shareholders, or (d) allow management to increase or decrease the size of the board at its own discretion.  The Board or its designated agent(s) will only vote in favor of those proposals that do not unreasonably discriminate against a majority of shareholders, or greatly alter the balance of power between shareholders, on one side, and management and the board, on the other.

ii.

Corporate Restructuring.  These may include mergers and acquisitions, spin-offs, asset sales, leveraged buy-outs and/or liquidations.  In determining how to vote on these types of proposals, the Board or its designated agent(s) will consider the following factors:  (a) whether the proposed action represents the best means of enhancing shareholder values, (b) whether the company’s long-term prospects will be positively affected by the proposal, (c) how the proposed action will impact corporate governance and/or shareholder  rights, (d) how the proposed deal was negotiated, (e) whether all shareholders receive equal/fair treatment under the terms of the proposed action, and/or (f) whether shareholders could realize greater value through alternative means.

iii.

Capital Structure.  Proposals affecting the capital structure of a company may have significant impact on shareholder value, particularly when they involve the issuance of additional stock.  As such, the Board or its designated agent(s) will vote in favor of proposals to increase the authorized or outstanding stock of the company only when management provides persuasive business justification for the increase, such as to fund acquisitions, recapitalization or debt restructuring.  The Board or its designated agent(s) will vote against proposals that unreasonably dilute shareholder value or create classes of stock with unequal voting rights if, over time, it is believed that such action may lead to a concentration of voting power in the hands of few insiders.

iv.

Executive Compensation.  The Board believes executives should be compensated at a reasonable rate and that companies should be free to offer attractive compensation packages that encourage high performance in executives because, over time, it will increase shareholder values.  The Board also believes however, that executive compensation should, to some extent, be tied to the performance of the company.  Therefore, the Board or its designated agent(s) will vote in favor of proposals that provide challenging performance objectives to company executives and which serve to motivate executives to better performance.  The Board or its designated agent(s) will vote against all proposals that offer unreasonable benefits to executives whose past performance has been less than satisfactory.

The Board or its designated agent(s) will vote against shareholder proposals that summarily restrict executive compensation without regard to the company’s performance, and will generally vote in favor of shareholder proposals that seek additional disclosures on executive compensation.

v.

Independent Auditors.  The engagement, retention and termination of a company’s independent auditors must be approved by the company’s audit committee, which typically includes only those independent directors who are not affiliated with or compensated by the company, except for directors’ fees.  In reliance on the audit committee’s recommendation, the Board or its designated agent(s) generally will vote to ratify the employment or retention of a company’s independent auditors unless the Board or its designated agent(s) is aware that the auditor is not independent or that the auditor has, in the past, rendered an opinion that was neither accurate nor indicative of the company’s financial position.

4.

Shareholder Rights

State law provides shareholders of a company with various rights, including, but not limited to, cumulative voting, appraisal rights, the ability to call special meetings, the ability to vote by written consent and the ability to amend the charter or bylaws of the company.  When called upon to vote on such items, the Board or its designated agent(s) will carefully analyze all proposals relating to shareholder rights and will vote against proposals that seek to eliminate existing shareholder rights or restrict the ability of shareholders to act in a reasonable manner to protect their interest in the company.  In all cases, the Board or its designated agent(s) will vote in favor of proposals that best represent the long-term financial interest of Fund shareholders.

5.

Social and Environmental Issues

When called upon to vote on items relating to social and environmental issues, the Board or its designated agent(s) will consider the following factors:

o

Whether the proposal creates a stated position that could negatively affect the company’s reputation and/or operations, or leave it vulnerable to boycotts and other negative consumer responses;

o

The percentage of assets of the company that will be devoted to implementing the proposal;

o

Whether the issue is more properly dealt with through other means, such as through governmental action;

o

Whether the company has already dealt with the issue in some other appropriate way; and

o

What other companies have done in response to the issue.

While the Board generally supports shareholder proposals that seek to create good corporate citizenship, the Board or its designated agent(s) will vote against proposals that would tie up a large percentage of the assets of the company.  The Board believes that such proposals are inconsistent with its duty to seek long-term value for company shareholders.  The Board or its designated agent(s) will also evaluate all proposals seeking to bring to an end certain corporate actions to determine whether the proposals adversely affect the ability of the company to remain profitable.  The Board or its designated agent(s) will generally vote in favor of proposals that enhance or do not negatively impact long-term shareholder values.

PROXY VOTING PROCEDURES

OF

NYSA SERIES TRUST

FORMERLY KNOWN AS

THE NEW YORK STATE OPPORTUNITY FUNDS

1.

The Proxy Voting Officer

The Board hereby designates the President and Treasurer of the Trust as the persons responsible for voting all proxies relating to securities held in the Fund’s accounts (the “Proxy Voting Officers”).  Either person may act on behalf of the Board, and there shall be no requirement that both Proxy Voting Officers vote together.  The Proxy Voting Officers may divide or determine responsibility for acting under this Policy in any manner they see fit.  The Proxy Voting Officers shall take all reasonable efforts to monitor corporate actions, obtain all information sufficient to allow an informed vote on a pending matter, and ensure that all proxy votes are cast in a timely fashion and in a manner consistent with this Policy.

If, in the Proxy Voting Officer’s reasonable belief, it is in the best interest of the Fund’s shareholders to cast a particular vote in a manner that is contrary to this Policy, the Proxy Officer shall submit a request for a waiver to the Board stating the facts and reasons for the Proxy Voting Officer’s belief.  The Proxy Voting Officer shall proceed to vote the proxy in accordance with the decision of the Board.

In addition, if, in the Proxy Voting Officer’s reasonable belief, it is in the best interest of the Fund shareholders to abstain from voting on a particular proxy solicitation, the Proxy Voting Officer shall make a record summarizing the reasons for the Proxy Voting Officer’s belief and shall present such summary to the Board along with other reports required in Section 3 below.

2.

Conflict of Interest Transactions

The Proxy Voting Officer shall submit to the Board all proxy solicitations that, in the Proxy Voting Officer’s reasonable belief, present a conflict between the interests of the Fund’s shareholders on one hand, and those of a Director, Officer, Adviser, Sub-Adviser (if any), Principal Underwriter or any of its affiliated persons/entities (each, an “Affiliated Entity”).  Conflict of interest transactions include, but are not limited to, situations where:

o

an Affiliated Entity has a business or personal relationship with the participant of a proxy contest such as members of the issuer’s management or the soliciting shareholder(s), when such relationship is of such closeness and intimacy that it would reasonably be construed to be of such nature that it would negatively affect the judgment of the Affiliated Entity;

o

an Affiliated Entity provides brokerage, underwriting, insurance or banking or other services to the issuer whose management is soliciting proxies;

o

an Affiliated Entity has a personal or business relationship with a candidate for Trusteeship; or

o

an Affiliated Entity manages a pension plan or administers an employee benefit plan of the issuer, or intends to pursue an opportunity to do so.

In all such cases, the materials submitted to the Board shall include the name of the Affiliated Entity whose interests in the transaction are believed to be contrary to the interests of the Fund, a brief description of the conflict, and any other information in the Proxy Voting Officer’s possession that would to enable the Board to make an informed decision on the matter.  The Proxy Voting Officer shall vote the proxy in accordance with the direction of the Board.

3.

Report to the Board of Trustees

The Proxy Voting Officer shall compile and present to the Board an annual report of all proxy solicitations received by the Fund, including for each proxy solicitation, (i) the name of the issuer, (ii) the exchange ticker symbol for the security, (iii) the CUSIP number, (iv) the shareholder meeting date; (iv) a brief identification of the matter voted on, (v) whether the matter was proposed by the management or by a security holder; (vi) whether the Proxy Voting Officer cast his/her vote on the matter and if not, an explanation of why no vote was cast; (vii) how the vote was cast (i.e., for or against the proposal); (viii) whether the vote was cast for or against management; and (ix) whether the vote was consistent with this Policy, and if inconsistent, an explanation of why the vote was cast in such manner.  The report shall also include a summary of all transactions which, in the Proxy Voting Officer’s reasonable opinion, presented a potential conflict of interest, and a brief explanation of how each conflict was resolved.

4.

Responding to Fund Shareholders’ Request for Proxy Voting Disclosure

Consistent with this Policy, the Trust shall, not later than July 31 of each year, submit a complete record of its proxy voting record to be filed with the Securities and Exchange Commission for the twelve month period ending June 30th of such year on SEC Form N-PX.  In addition, the Proxy Voting Officer shall make the Fund’s proxy voting record available to any Fund shareholder who may wish to review such record through the Trust’s website.  The Trust’s website shall notify shareholders of the Fund that the Fund’s proxy voting record and a copy of this Policy is available, without charge, to the shareholders by calling the Trust’s toll-free number as listed in its current prospectus.  The Trust shall respond to all shareholder requests for records within three business days of such request by first-class mail or other means designed to ensure prompt delivery.

5.

Record Keeping

In connection with this Policy, the Proxy Voting Officer shall maintain a record of the following:

o

copies all proxy solicitations received by the Fund, including a brief summary of the name of the issuer, the exchange ticker symbol, the CUSIP number, and the shareholder meeting date;

o

a reconciliation of the proxy solicitations received and number of shares held by the Fund in the soliciting issuer;

o

the analysis undertaken to ensure that the vote cast is consistent with this Policy;

o

copies, if any, of any waiver request submitted to the Board along with the Board’s final determination relating thereto;

o

copies, if any, of all documents submitted to the Board relating to conflict of interest situations along with the Board’s final determinations relating thereto;

o

copies of any other documents created or used by the Proxy Voting Officer in determining how to vote the proxy;

o

copies of all votes cast;

o

copies of all quarterly summaries presented to the Board; and

o

copies of all shareholder requests for the Fund’s proxy voting record and responses thereto.

All records required to be maintained under this Policy shall be maintained in the manner and for such period as is consistent with other records required to be maintained by the Trust pursuant to applicable rules and regulations promulgated under the 1940 Act.